PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 30, 1998)

                                2,500,000 SHARES

                                 [MUNIMAE LOGO]

                                 COMMON SHARES

     Municipal Mortgage and Equity, L.L.C. (the "Company") is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. At June 30, 1998, the Company owned a portfolio of mortgage bonds and other bond related investments (collectively, the "Investments") backed by 52 multifamily properties containing a total of 13,684 units and located in 13 states. Participating mortgage bonds, where the interest payments made to the Company are based, in part, upon property performance, represented 67% of the fair value of the Investments at March 31, 1998.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to holders of growth shares of limited liability company interest in the Company (the "Common Shares"). Approximately 85% of the Company's income in 1997 was tax-exempt, excluding capital gains.

     All of the Common Shares offered by this Prospectus (the "Offering") are being offered by the Company. Upon consummation of the Offering, management and employees of the Company will own approximately 10% of the outstanding Common Shares on a fully diluted basis, assuming exercise of all outstanding options to purchase Common Shares. The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "MMA." The last reported sale price of the Common Shares on the NYSE on July 22, 1998 was $21.188. See "Price Range of Common Shares and Dividend History."
                         ------------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
   THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                              PRICE TO           UNDERWRITING DISCOUNTS         PROCEEDS TO
                                               PUBLIC              AND COMMISSIONS(1)            COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Common Share....................          $21.125                    $1.105                    $20.02
------------------------------------------------------------------------------------------------------------------
Total(3)............................        $52,812,500                $2,762,500               $50,050,000
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $370,000.
(3) The Company has granted the Underwriters an option to purchase up to an aggregate of 375,000 Common Shares to cover over-allotments. If the option is exercised in full, the total "Price to Public," "Underwriting Discounts and Commissions" and "Proceeds to Company" will be $60,734,375, $3,176,875 and $57,557,500, respectively. See "Underwriting."
                         ------------------------------

     The Common Shares are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to various prior conditions, including their right to reject orders, in whole or in part. It is expected that delivery of the Common Shares will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, on or about July 28, 1998.

LEGG MASON WOOD WALKER
           INCORPORATED
                             MERRILL LYNCH & CO.
                                                  WHEAT FIRST UNION
July 22, 1998

[Map of the United States entitled "Current Portfolio -- Property Locations" "Bond Investments Secured by 52 properties in 13 States" with circles marking the location of Properties in the cities of Baltimore, Richmond, Norfolk, Knoxville, Chattanooga, Atlanta, Fort Myers, Miami, Indianapolis, St. Louis, Springfield, Memphis, San Antonio, Kansas City, Minneapolis/St. Paul, Denver, San Bernardino, Salinas, Sacramento, and Seattle.

Pie chart entitled "Portfolio units Geographic Distribution" with 11% in Virginia, 5% in Washington, 10% in California, 5% in Colorado, 16% in Florida, 7% in Georgia, 5% in Indiana, 6% in Kansas, 4% in Maryland, 7% in Minnesota, 10% in Missouri, 10% Tennessee, and 4% in Texas.]





CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON SHARES PRIOR TO THE PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES, THE PURCHASE OF COMMON SHARES FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON SHARES OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON SHARES AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[Color pictures of the Seasons Apartments in Denver, Colorado, Northridge Park II in Salinas, California, Mallard Cove in Everrett, Washington and the Indian Lakes Apartments in Virginia Beach, Virginia.]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. Unless the context requires otherwise, all references to the "Company" in this Prospectus Supplement and the accompanying Prospectus shall be deemed to include the Company, its predecessor and its subsidiaries. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. See "Risk Factors" for a discussion of certain factors that might cause such a difference.

                                  THE COMPANY

     The Company is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's primary objective is to maximize value for the holders of Common Shares ("Shareholders") through increases in tax-exempt distributable cash flow per Common Share and appreciation in the value of its Common Shares. The Company's investments (the "Investments") principally comprise tax-exempt mortgage revenue bonds ("Mortgage Bonds") which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments. The Company utilizes its unique combination of real estate and tax-exempt investment expertise to acquire and aggressively manage the Investments. At June 30, 1998, the Company owned a portfolio of Mortgage Bonds and other bond related investments directly or indirectly secured by 52 multifamily properties (each, a "Property") containing a total of 13,684 units and located in 13 states. Participating Mortgage Bonds, where the amount of the interest payments made to the Company is based, in part, upon property performance, represented 67% of the fair value of the Investments at March 31, 1998, and provide the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to Shareholders. Approximately 85% of the Company's income in 1997 was tax-exempt, excluding capital gains.

     In 1995, the Company made the strategic decision to restructure in order to take advantage of its expertise in multifamily and tax-exempt bond financing and favorable market conditions for the acquisition of Mortgage Bonds and other bond related investments. As a result of that decision, the Company transformed itself from an owner of a static portfolio of Mortgage Bonds to an active investor which acquires and manages a diversified portfolio of Mortgage Bonds and other bond related investments. The key elements of the Company's strategy are:

- SELECTIVE ACQUISITIONS. The Company seeks external growth by investing in new Mortgage Bonds and other bond related investments which have characteristics similar to the Investments and possess attractive returns. Between January 1, 1997 and June 30, 1998, the Company participated in transactions with respect to approximately $280 million of Mortgage Bonds and other bond related assets. After subsequent securitization transactions, the Company's balance sheet as of March 31, 1998 reflects retained interests of approximately $74 million in the approximately $195 million of transactions completed through March 31, 1998. Pursuant to its business plan, the Company expects to acquire additional investments with the proceeds of this Offering. Pending completion of such additional investments, part or all of the proceeds will be used to repurchase short term floating rate interests ("P-Float Interests") issued in connection with securitization transactions.

- INTENSIVE ASSET MANAGEMENT. The Company seeks to maximize current and future cash flow growth through active management of the Investments. To achieve this goal, the Company has implemented strategic asset management plans relating to the participating Mortgage Bonds (which were 67% of the fair value of the Investments at March 31, 1998) in order to maximize collections of debt service payments while maintaining the long term economic viability of the Properties. On a portfolio-wide basis, the Company conducts ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monitoring and monthly and annual operating statement reviews, and also monitors the establishment and review of capital plans.

- BALANCED FUNDING STRATEGY. The Company uses a combination of equity financing and securitization of its assets to finance the acquisition of Mortgage Bonds and other bond related investments. Securitizations provide funds for acquisitions at a low cost relative to the costs of other forms of financing, thereby generating attractive spreads which benefit the Shareholders. The Company's securitization programs involve purchasing the residual interest in a trust into which Mortgage Bonds have been deposited. The trust then sells P-Float Interests in the trust to third parties. The Company typically receives the net proceeds from the sale of the floating rate interests. The Company has received opinions of counsel to the effect that the P-Float Interests are not debt for federal income tax purposes. To the extent these transactions create interest rate risks, the Company engages in interest rate swaps designed to reduce, but not eliminate such risks. Since January 1, 1997, the Company has completed several securitization transactions which as of March 31, 1998 had a weighted average ten-year cost of approximately 5.1%. From time to time, the Company may repurchase the P-Float Interests.

     The Company's senior management team, led by Mark K. Joseph, its Chairman and Chief Executive Officer, has an average of 13 years of experience with the Company and its affiliates and an average of 21 years of experience in the real estate industry. Upon completion of the Offering, management and employees of the Company will own approximately 10% of the outstanding Common Shares on a fully-diluted basis, assuming exercise of all outstanding options to purchase Common Shares.

                              RECENT TRANSACTIONS

     Since January 1, 1997, the Company has participated in transactions with respect to approximately $280 million of Mortgage Bonds and other bond related assets (together, the "Recent Transactions"). After subsequent securitization transactions, the Company's balance sheet as of March 31, 1998 reflects retained interests of approximately $74 million in the approximately $195 million of transactions completed as of March 31, 1998. The following table sets forth certain data regarding the Recent Transactions:

                                                        ORIGINAL
                                                         DATE OF      AMOUNT OF
       NAME OF PROPERTY UNDERLYING TRANSACTION         TRANSACTION   TRANSACTION
       ---------------------------------------         -----------   ------------
The Crossings(1).....................................    Jan. 97     $  7,799,000
Southgate Crossings(1)(2)............................    June 97       11,455,000
Indian Lakes(2)......................................    July 97       10,300,000
Stone Mountain.......................................    Oct. 97       33,900,000
Southwood(2).........................................    Nov. 97       25,800,000
Collateral Account(3)................................    June 97        1,000,000
Cinnamon Ridge(4)....................................    Dec. 97       10,690,000
                                                                     ------------
     1997 Subtotal...................................                $100,944,000
                                                                     ------------
Bermuda Villa(2)(5)..................................    Feb. 98       10,400,000
Mayan North(2)(5)....................................    Feb. 98        2,300,000
Mayan Tower(2)(5)....................................    Feb. 98        4,650,000
Miller Lake(2)(5)....................................    Feb. 98        5,075,000
Nob Hill(2)(5).......................................    Feb. 98       18,025,000
Paradise Pointe(2)(5)................................    Feb. 98        5,575,000
Regency Manor(2)(5)..................................    Feb. 98        6,050,000
Waterside(2)(5)......................................    Feb. 98        6,475,000
Whispering Palms(2)(5)...............................    Feb. 98       12,750,000
Cedar Run(2)(5)......................................    Feb. 98       13,200,000
Palisades Park(6)....................................    Feb. 98        9,495,000
Nantucket Cove.......................................    Apr. 98       19,150,000
Coleman Senior.......................................    Apr. 98        8,050,000
Italian Gardens......................................    Apr. 98        8,000,000
Orangevale...........................................    Apr. 98        2,543,000
Cherry Creek(2)......................................    June 98       28,600,000
Sonterra(2)..........................................    May  98       10,200,000
Olde English Manor(6)................................    June 98        8,300,000
                                                                     ------------
     1998 year-to-date Subtotal......................                $178,838,000
                                                                     ------------
     1997 to date Total..............................                $279,782,000
                                                                     ------------

------------------------------
(1) Included in the transaction amount are taxable loans.

(2) These investments were involved in securitization transactions resulting in the Company retaining or purchasing an investment in the form of Residual Interest Tax-Exempt Securities Receipts ("RITES(R)").

(3) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.3 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

(4) The Company has entered into a total return swap which replicates the total return of the Cinnamon Ridge Mortgage Bond financed at a rate of 4.75%. During the term of the swap, the Company will receive taxable income approximating 0.625% of the face amount of the Cinnamon Ridge Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of 0.125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.

(5) These Investments are part of the Gannon portfolio.

(6) Interest on the loan secured by this Property is taxable.

                                THE INVESTMENTS

    The following table sets forth certain data with respect to the Company's Investments as of March 31, 1998:

                                                               BASE
                                                MONTH-YEAR   INTEREST   MATURITY     FACE     AMORTIZED   UNREALIZED      FAIR
                 INVESTMENTS                     ACQUIRED      RATE       DATE      AMOUNT      COST      GAIN (LOSS)    VALUE
                 -----------                    ----------   --------   --------    ------    ---------   -----------    -----
                                                                             (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place(1).............................   Sep. 86       7.875%   Oct. 2008   $10,065   $ 10,065      $(1,170)    $  8,895
   Creekside Village(2).......................   Nov. 87       7.500    Nov. 2009    11,760      7,396          190        7,586
   Emerald Hills..............................   Mar. 88       7.750    Apr. 2008     6,725      6,725          579        7,304
   Lakeview Garden(2).........................   Sep. 87       7.750    Aug. 2007     9,003      5,340       --            5,340
   Newport-on-Seven(2)........................   Aug. 86       8.125    Aug. 2008    10,125      7,898        1,265        9,163
   North Pointe(1)(2).........................   Sep. 86       7.875    Aug. 2006    25,185     12,738        3,717       16,455
   Northridge Park............................   Aug. 87       7.500    June 2012     8,815      8,815       (1,547)       7,268
   Riverset I(1)..............................   Aug. 88       7.875    Nov. 1999    19,000     19,000        1,116       20,116
   Southfork Village(1).......................   Jan. 88       7.875    Jan. 2009    10,375     10,375        2,084       12,459
   Villa Hialeah..............................   Nov. 87       7.875    Oct. 2009    10,250      8,004         (117)       7,887
   Mountainview (Willowgreen)(2)..............   Nov. 86       8.000    Dec. 2010     9,275      6,770            2        6,772
   The Crossings..............................   Jan. 97       8.000    July 2027     7,036      6,925          245        7,170
                                                                                              --------      -------     --------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......                                                 110,051        6,364      116,415
                                                                                              --------      -------     --------
MORTGAGE BONDS:
   Riverset II................................   Jan. 96       9.500    Oct. 2019       110        105            5          110
   Charter House..............................   Dec. 96       7.450    July 2026        35         35            1           36
   Hidden Valley..............................   Dec. 96       8.250    Jan. 2026     1,700      1,690           82        1,772
   Oakbrook...................................   Dec. 96       8.200    July 2026     3,195      3,211          167        3,378
   Torries Chase..............................   Dec. 96       8.150    Jan. 2026     2,070      2,060          159        2,219
   Gannon portfolio...........................   Feb. 98      12.000    June 2027     3,500      3,500       --            3,500
                                                                                              --------      -------     --------
   SUBTOTAL MORTGAGE BONDS....................                                                  10,601          414       11,015
                                                                                              --------      -------     --------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(2)(3)........................   Feb. 95(4)   16.000    Jan. 2030     3,480      2,445        1,430        3,875
   Gilman Meadows(3)..........................   Feb. 95(4)    3.000    Jan. 2030     2,875      2,530        1,409        3,939
   Hamilton Chase(3)..........................   Feb. 95(4)    3.000    Jan. 2030     6,250      4,140           98        4,238
   Mallard Cove I(3)..........................   Feb. 95(4)    3.000    Jan. 2030     1,670        798          645        1,443
   Mallard Cove II(3).........................   Feb. 95(4)    3.000    Jan. 2030     3,750      2,429        1,599        4,028
   Meadows(2)(3)..............................   Feb. 95(4)   16.000    Jan. 2030     3,635      3,716          451        4,167
   Montclair(3)...............................   Feb. 95(4)    3.000    Jan. 2030     6,840      1,691        3,914        5,605
   Newport Village(3).........................   Feb. 95(4)    3.000    Jan. 2030     4,175      2,973        1,803        4,776
   Nicollet Ridge(3)..........................   Feb. 95(4)    3.000    Jan. 2030    12,415      6,075        2,325        8,400
   Steeplechase Falls(2)(3)...................   Feb. 95(4)   16.000    Jan. 2030     5,300      5,852          744        6,596
   Whispering Lake(3).........................   Feb. 95(4)    3.000    Jan. 2030     8,500      4,779        3,234        8,013
   Riverset II................................   Jan. 96      10.000    Oct. 2019     1,489      --           1,229        1,229
                                                                                              --------      -------     --------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................                                                  37,428       18,881       56,309
                                                                                              --------      -------     --------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................   Aug. 96      12.500    Dec. 2015     1,045      1,045           21        1,066
   Locarno....................................   Aug. 96      12.500    Dec. 2015       675        675           10          685
                                                                                              --------      -------     --------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........                                                   1,720           31        1,751
                                                                                              --------      -------     --------
OTHER BOND RELATED INVESTMENTS:
   RITES:
    Hunters Ridge/South Pointe(5).............   Oct. 96        n/a         n/a       --         --          --            --
    Indian Lakes..............................   July 97        n/a         n/a       3,340      3,505          369        3,874
    Southgate Crossings.......................   June 97        n/a         n/a       2,757      3,176          274        3,450
    Southwood.................................   Nov. 97        n/a         n/a      10,320     10,308          166       10,474
    Gannon portfolio..........................   Feb. 98        n/a         n/a         814      1,074         (395)         679
   Riverset II(3).............................   Jan. 96        n/a         n/a       7,500      7,847          338        8,185
   Stone Mountain(3)..........................   Oct. 97        n/a         n/a      33,900     34,126          707       34,833
   Charter House(6)...........................   Dec. 96        n/a         n/a       7,595      7,861           91        7,952
   Stone Mountain interest only strip.........   Oct. 97        n/a         n/a       --         1,201           76        1,277
   Various interest rate swaps(7).............     n/a          n/a         n/a     163,850(8)    --             91           91
   Cinnamon Ridge total return swap(9)........     n/a          n/a         n/a      10,570(8)    --            291          291
   Collateral account(10).....................   June 97        n/a         n/a        n/a       1,027       --            1,027
                                                                                              --------      -------     --------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....                                                  70,125        2,008       72,133
                                                                                              --------      -------     --------
      TOTAL INVESTMENTS.......................                                                $229,925      $27,698     $257,623
                                                                                              ========      =======     ========

                                                  INTEREST
                                                   INCOME         FACE
                                                  FOR THE       AMOUNT OF
                                                THREE MONTHS   OBLIGATIONS
                                                   ENDED         SENIOR
                                                 MARCH 31,       TO THE
                 INVESTMENTS                        1998       INVESTMENTS
                 -----------                    ------------   -----------
                                                  (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place(1).............................     $  198         --
   Creekside Village(2).......................        180         --
   Emerald Hills..............................        130         --
   Lakeview Garden(2).........................        100         --
   Newport-on-Seven(2)........................        180         --
   North Pointe(1)(2).........................        246         --
   Northridge Park............................        165         --
   Riverset I(1)..............................        852         --
   Southfork Village(1).......................        239         --
   Villa Hialeah..............................        202         --
   Mountainview (Willowgreen)(2)..............        164         --
   The Crossings..............................        141         --
                                                   ------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......      2,797
                                                   ------
MORTGAGE BONDS:
   Riverset II................................          3         --
   Charter House..............................          1         --
   Hidden Valley..............................         35         --
   Oakbrook...................................         65         --
   Torries Chase..............................         42         --
   Gannon portfolio...........................         63         --
                                                   ------
   SUBTOTAL MORTGAGE BONDS....................        209
                                                   ------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(2)(3)........................         83        $ 5,350
   Gilman Meadows(3)..........................         67          4,000
   Hamilton Chase(3)..........................         63          7,625
   Mallard Cove I(3)..........................         26            800
   Mallard Cove II(3).........................         67          2,700
   Meadows(2)(3)..............................         71          3,000
   Montclair(3)...............................        128          8,500
   Newport Village(3).........................         48          6,250
   Nicollet Ridge(3)..........................         97          7,925
   Steeplechase Falls(2)(3)...................        124         12,650
   Whispering Lake(3).........................        150          8,900
   Riverset II................................     --             --
                                                   ------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................        924
                                                   ------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................         33          7,685
   Locarno....................................         21          4,305
                                                   ------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........         54
                                                   ------
OTHER BOND RELATED INVESTMENTS:
   RITES:
    Hunters Ridge/South Pointe(5).............         50         --
    Indian Lakes..............................         87          6,690
    Southgate Crossings.......................        110          8,253
    Southwood.................................        269         15,480
    Gannon portfolio..........................        157         80,186
   Riverset II(3).............................        124         --
   Stone Mountain(3)..........................        407         --
   Charter House(6)...........................         87         --
   Stone Mountain interest only strip.........     --             --
   Various interest rate swaps(7).............     --             --
   Cinnamon Ridge total return swap(9)........         17         --
   Collateral account(10).....................     --             --
                                                   ------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....      1,308
                                                   ------
      TOTAL INVESTMENTS.......................     $5,292
                                                   ======

------------------------------
(1) These assets were pledged as additional collateral in conjunction with securitization transactions.
(2) These bonds do not currently receive full payment of the stated base interest rate.
(3) The underlying bonds are held in trusts; the Company owns all of the custodial receipts related to the underlying bonds.
(4) These Mortgage Bonds were originally purchased by the Company in 1986, 1987 and 1988 and were refunded by the Company in February 1995.
(5)  The Company sold this Investment in the first quarter of 1998.
(6) The underlying bond is held in a trust; the Company owns all of the custodial receipts related to the underlying bond in the form of RITES(R), P-Float Interests and Fixed Receipts.
(7) Interest income (expense) on interest rate swaps is recognized as an adjustment of the hedged item.
(8)  Amount represents notional amount of swap agreements.
(9) During the term of the swap, the Company will receive taxable income approximating 0.625% of the face amount of the Cinnamon Ridge Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of 0.125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.
(10) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.3 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

     The Company also has investments in certain taxable loans made in connection with certain of the Properties, with an aggregate book value of approximately $20.8 million at March 31, 1998. In addition, the Company conducts origination and mortgage servicing activities which generated taxable fee income, for financial reporting purposes, of $268,000 during the first three months of 1998 and $1,169,000 in fiscal year 1997. The Company has recognized net gains on sale of $321,000 during the first three months of 1998 and $2,824,000 in fiscal year 1997. The Company has entered into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. The Company has unrealized gain on such swap arrangements aggregating approximately $91,000 at March 31, 1998.

     On February 26, 1998, the Company entered into a put option with Merrill Lynch Capital Services, Inc. ("MLCS"). MLCS has the right to sell to the Company, and the Company has the obligation to buy, a pool of participating tax-exempt mortgage revenue bonds with a combined principal amount of approximately $120 million for a purchase price of $105 million. Pursuant to the put option, the Company has the option of buying the pool by purchasing RITES(R), in which case MLCS has the obligation to provide at least $95 million of proceeds through a securitization. Under this three year option, the Company receives an annual payment of approximately $240,000, for assuming the purchase obligation. See "The Investments -- Other Investment Related Transactions."

                                  THE OFFERING

Common Shares offered.........       2,500,000
Common Shares outstanding
  after the Offering(1)(2)....       16,877,510
Use of proceeds...............       To fund future investment activity. See "Use of
                                     Proceeds."
NYSE symbol...................       "MMA"

------------------------------
(1) The Company also had 22,940 Preferred Shares, 11,860 Preferred CD Shares and 2,000 Term Common Shares issued and outstanding as of March 31, 1998. See "The Company -- General."
(2) Excludes 801,621 Common Shares reserved for issuance pursuant to the Company's 1996 Share Incentive Plan and 1996 Non-Employee Directors' Share Plan; the Company has awarded options relating to 743,304 of such Common Shares. There have been no awards made to eligible participants under the 1998 Share Incentive Plan or the 1998 Non-Employee Directors' Share Plan.

                                 DISTRIBUTIONS

     On June 24, 1998, the Company's Board of Directors raised the Company's regular quarterly dividend from $0.375 to $0.380 per Common Share payable on August 3, 1998 to Shareholders of record on July 6, 1998. This represents an annualized dividend of $1.52 per Common Share and an indicated annualized yield of 7.2% based on a closing price of $21.188 for the Common Shares on July 22, 1998. Approximately 85% of the Company's income in 1997 was tax-exempt, excluding capital gains.

                              RECENT DEVELOPMENTS

     On July 8, 1998, the Company reported net income for the three and six months ended June 30, 1998, of $6.4 million and $12.5 million, respectively. Basic net income per Common Share for the same periods was $0.40 and $0.82, respectively, with fully diluted net income per Common Share of $0.39 and $0.80, respectively.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary financial data for the Company and its predecessor. The following information should be read in conjunction with the financial statements and notes thereto included or incorporated by reference herein. The financial data as of and for the years ended December 31, 1997, 1996 and 1995 have been derived from audited financial statements incorporated by reference herein.

     The financial data at March 31, 1998 and for the three months ended March 31, 1998 and March 31, 1997 are derived from unaudited consolidated financial statements incorporated by reference herein. The unaudited financial information includes all adjustments (consisting of normal recurring adjustments) that the Company's management considers necessary for fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1998.

                                          THREE MONTHS
                                         ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                                     -----------------------   ------------------------------------
                                        1998         1997         1997         1996         1995
                                        ----         ----         ----         ----         ----
                                           (in thousands, except share and per share amounts)
INCOME STATEMENT DATA:
Interest on investments............  $    5,292   $    4,019   $   17,219   $   13,859   $   13,363
Interest on working capital loans,
  demand notes and other loans.....       1,080          805        3,500        1,343          211
Interest on short term
  investments......................         372          270          627        1,096          366
Net gain on sale...................         321       --            2,824       --              623
Equity investment in MLP II
  Acquisition LP...................      --           --           --            2,141        3,150
Other income.......................         268          250        1,169          231       --
                                     ----------   ----------   ----------   ----------   ----------
Total revenues.....................       7,333        5,344       25,339       18,670       17,713
Total expenses(1)..................       1,160          812        6,542        7,802        4,509
                                     ----------   ----------   ----------   ----------   ----------
Net income.........................  $    6,173   $    4,532   $   18,797   $   10,868   $   13,204
                                     ==========   ==========   ==========   ==========   ==========
Net income allocated to Common
  Shares (subsequent to July 31,
  1996)............................  $    5,530   $    3,949   $   16,739   $    6,275      n/a
                                     ==========   ==========   ==========   ==========
Basic net income per Common Share
  (subsequent to July 31, 1996)....  $     0.41   $     0.36   $     1.51   $     0.56      n/a
                                     ==========   ==========   ==========   ==========
Basic weighted average shares
  outstanding (subsequent to July
  31, 1996)........................  13,336,903   11,093,415   11,094,881   11,122,705      n/a
Diluted net income per Common
  Share............................  $     0.41   $     0.36   $     1.50   $     0.56      n/a
                                     ==========   ==========   ==========   ==========
Diluted weighted average shares
  outstanding......................  14,098,161   11,095,175   12,537,517   11,123,048      n/a
                                     ==========   ==========   ==========   ==========
                                                                          MARCH 31, 1998
                                                               ------------------------------------
                                                                                             AS
                                                                 ACTUAL                  ADJUSTED(2)
                                                               ----------                ----------
                                                                          (in thousands)
BALANCE SHEET DATA:
Total assets.......................                              $306,848                  $356,528
Total liabilities..................                              $  1,861                  $  1,861
Total shareholders' equity.........                              $304,987                  $354,667

------------------------------
(1) Total expenses includes other than temporary impairments related to investments in Mortgage Bonds of approximately $2.6 million and $4.0 million for the years ended December 31, 1997 and 1996, respectively.
(2) Reflects the issuance of 2,500,000 Common Shares by the Company in the Offering and the use of proceeds as described under "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, the following risk factors, and those in the accompanying Prospectus under "Risk Factors," should be carefully considered in evaluating the Company and its business before purchasing any of the Common Shares offered hereby.

REAL ESTATE MARKET CONDITIONS RISK

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values or performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values increases the loan-to-value ratios of Mortgage Bonds previously issued, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. With respect to a significant portion of the Investments, a decline in performance of the related underlying multifamily properties will directly affect the Company's interest income. Significant declines in the late 1980s and early 1990s in the value of the underlying Properties and in cash flow on the Properties led to defaults on most of the bonds held by the Company's predecessor and to restructuring, refinancing or extension of many of such investments. There can be no assurance that similar problems may not occur in the future.

     Each Mortgage Bond owned by the Company is secured by an assignment to the Company of the related mortgage loan, which in turn is secured by a mortgage on the underlying property and assignment of rents. Although such Mortgage Bonds are issued by state or local governments or their agencies or authorities, the Mortgage Bonds are not general obligations of any state or local government, no government is liable under the Mortgage Bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the Mortgage Bonds. In addition, the underlying mortgage loans are nonrecourse, which means that the owners of the underlying Properties, which are also the borrowers under the mortgage loans, are not liable for the payment of principal and interest under the loans except to the extent of cash flow from, and value of, the Properties. Accordingly, the sole source of funds for payment of principal and interest under the Mortgage Bonds is the revenue derived from operation of the Properties and amounts derived from the sale, refinancing or other disposition of such Properties.

INTEREST RATE RISKS; HEDGING RISKS

     An increase in market interest rates may lead prospective purchasers of the Company's existing assets or holders of the Company's debt or equity securities to demand a higher annual yield than they would have otherwise and could increase the cost to the Company of borrowing funds for investment in additional assets, any of which could adversely affect the amount of funds available for distribution to the holders of Securities. Any increase in market interest rates also may reduce the market value of the Company's assets and the market value of the Securities.

     The results of the Company's operations depend on, among other things, the level of net interest income derived from the difference between the return on the securitized Mortgage Bonds and the short term floating rate payments owed to the floating rate certificate holders. While the interest rate on the securitized Mortgage Bonds is fixed, the third party holders of the floating rate certificates in the securitization are paid interest at a floating rate that is reset periodically. The Company, as holder of the residual trust interest, receives the balance of interest on the Mortgage Bonds not used to pay the third party trust certificates. Rising short term interest rates would therefore reduce the net interest income available to the Company, and possibly result in a loss.

     Further, in an inverted yield curve environment, where short term tax-exempt interest rates are higher than long term tax-exempt interest rates, the return to the Company, as a purchaser of the residual trust interests on newly acquired and securitized Mortgage Bonds, may be lower than the short term floating tax-exempt interest rate payments owed to the floating rate certificate holders. As a result, this may significantly reduce the Company's investment return on such residual interests.

     To reduce the Company's exposure to rising interest rates, the Company enters into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Net swap payments received by the Company, if any, will be taxable income, even though the investment being hedged pays tax-exempt interest. The interest rate swaps are for limited time periods which generally match the anticipated prepayment date of the underlying Mortgage Bond. However, there is no certainty that prepayment will occur at the end of the swap period, and the swap period is typically shorter than the term of the underlying bond. There can be no assurance that the Company will be able to acquire interest rate swaps at favorable prices, or at all, when the existing arrangements expire, in which case the Company would be fully exposed to the interest rate risks described above.

     To the extent that, from time to time, the Company repurchases the short term floating rate interests issued in connection with a securitization transaction, the Company may elect to keep in place any related swap to the extent that such swap is expected to be used in the future as a hedge with respect to another transaction. To the extent that a swap is not terminated at such time as the Company repurchases short term floating rate interests, the Company may be exposed to interest rate risks under such swap, particularly in a declining interest rate environment.

     Developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from all potential risks associated with interest rate changes. In addition, hedging involves transaction costs. In the event the Company hedges against interest rate risks, the Company may substantially reduce its net income or adversely affect its financial condition. Furthermore, there can be no assurance that the Company's interest rate hedging activities will be effective.

     In the event that the Company purchases interest rate swaps or other instruments, the Company must rely for payment under these agreements on the creditworthiness of the counterparties which to date has been Merrill Lynch Capital Services, Inc. ("MLCS"). In addition, certain of the owners of the Properties have entered into interest rate swaps with Credit Suisse Financial Products under which the Property owner pays the counterparty a variable rate up to the cap in exchange for the counterparty's obligation to pay a fixed rate. To the extent that short term interest rates increase, the cash flow on such Property which may be distributed to the holder of the participating Mortgage Bond may decrease. There can be no assurance any third party will honor its payment obligations under the agreements. If the provider of such swap or other instrument becomes financially unsound or insolvent, the Company may be forced to unwind such swap or other instrument with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences against which the hedging transaction was intended to protect. No assurance can be given that the Company can avoid risks of third party insolvency.

     The Company may also engage in limited amounts of buying and selling of other mortgage hedging securities or other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results. Accordingly, there can be no assurance that the Company's hedging strategy will have the desired beneficial impact on the Company's cash flow and on the resulting distribution yield of the Securities.

TAX RISKS

     Publicly Traded Partnership Status. The Company operates as a partnership for federal income tax purposes, which permits the Company to pass through its items of income and deduction to Shareholders, including its tax-exempt income. The listing of the Common Shares on the NYSE causes the Company to be treated as a "publicly traded partnership" for federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90 percent or more of its gross income is "qualifying" income (which includes interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items). Rogers & Wells LLP, counsel to the Company, has advised the Company that, although the issue is not free from doubt, tax-exempt interest income constitutes qualifying income for this purpose. Company management has represented that in all relevant prior years of the Company's (and its predecessor's) existence that at least 90 percent of its gross income was qualifying income and has covenanted to conduct the Company's operations in a manner such that at least 90 percent of its gross income, including tax-exempt interest, will constitute qualifying income. Based upon and subject to the foregoing representation and the discussion below entitled "Federal Income Tax Considerations -- General," in the opinion of

Rogers & Wells LLP, although the issue is not free from doubt, the Company (and its predecessor) has been and is properly treated as a partnership for federal income tax purposes. If for any reason less than 90 percent of the Company's gross income constitutes qualifying income, items of income and deduction would not pass through to the Shareholders and the Shareholders would be treated for federal income tax purposes as stockholders in a corporation. The Company would be required to pay income tax at regular corporate rates on any portion of its net income that did not constitute tax-exempt income. Distributions by the Company to the Shareholders would constitute ordinary dividend income taxable to such holders to the extent of the Company's earnings and profits, which would include its tax-exempt income, as well as any taxable income it might have, and the payment of these dividends would not be deductible by the Company. See "Federal Income Tax Considerations -- General -- Publicly Traded Partnership Rules."

     Tax-Exemption of the Mortgage Bonds. On the date of initial issuance of all but one of the Mortgage Bonds, bond counsel or special tax counsel rendered its opinion to the effect that, based on the law in effect on the date of issuance, interest on the Mortgage Bond is excludable from gross income for federal income tax purposes, except with respect to any Mortgage Bond (other than a Mortgage Bond, the proceeds of which are loaned to a Section 501(c)(3) of the Code (as defined below) charitable organization) during any period in which it is held by a "substantial user" of the Property or a "related person." Such opinions were conditioned on compliance with state and local usury laws. With respect to one Mortgage Bond, bond counsel rendered its opinion that, based on the law in effect on the date of issuance, base interest is excludable from gross income for federal income tax purposes, except with respect to any period in which it is held by a substantial user of the Property or a related person. The Company believes that the contingent interest payable on such Mortgage Bond is taxable. The Internal Revenue Code of 1986, as amended (the "Code"), establishes certain requirements which must be met subsequent to the issuance and delivery of Mortgage Bonds in order that interest on such Mortgage Bonds remain excluded from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of proceeds on the Mortgage Bonds and, for Mortgage Bonds the proceeds of which are loaned to a charitable organization (as described in Section 501(c)(3) of the Code), the continued exempt status of such charitable organization obligor. Failure to comply with the continuing requirements of the Code may cause interest on such bonds to be includable in gross income for purposes of federal income tax retroactive to the date of issuance, regardless of when such noncompliance occurs. Each issuer of the Mortgage Bonds and the conduit borrower of the Mortgage Bonds has covenanted in the Arbitrage Compliance Agreement or similar document with respect to such Mortgage Bonds to comply with certain procedures and guidelines as designed to insure satisfaction with the continuing requirements of the Code. Rogers & Wells LLP has not passed upon, and does not assume any responsibility for, but rather has assumed the continuing correctness of, the opinions of bond counsel or special tax counsel relating to the tax-exemption of interest (or base interest) on the Mortgage Bonds, and has not independently verified whether any events or circumstances have occurred or intervened since the original issuance of the Mortgage Bonds that would adversely affect such opinion of bond counsel or special tax counsel. However, as of the date of this Prospectus Supplement, none of the Company, its affiliates or Rogers & Wells LLP will have knowledge of any events that may adversely affect the tax-exempt status of the Mortgage Bonds, including any notice that the Internal Revenue Service (the "IRS") considers interest on any of the Mortgage Bonds to be includable in gross income.

     The predecessor to the Company owned 22 Mortgage Bonds (the "Original Bonds"). The Company refunded 11 of the Original Bonds in 1996. Prior to such refunding, the obligors on such Original Bonds failed to make timely debt service payments, resulting in defaults on such Original Bonds. In addition, the obligors on five of the Original Bonds which were not refunded have defaulted on their obligations and continue to be in default. Although it has not completed foreclosure proceedings in any cases, the Company's management believes that it has exercised and continues to exercise prudent business practices to enforce its creditor's rights under the applicable bond documents, including initiating foreclosure proceedings on the mortgaged properties when advisable. A risk exists that the IRS may treat the Company's actions to exercise, or not to exercise, its rights under one or more of the mortgages of the defaulted Mortgage Bonds as constituting a material modification and, therefore, conclude that such Mortgage Bonds were reissued for federal income tax purposes. If the IRS were successful in maintaining this position, interest on such Mortgage Bonds probably would be taxable for federal income tax purposes. The Company has been advised by counsel that the

Company's actions (or failures to act) taken in connection with the default of certain Mortgage Bonds would not, under then-published rulings, decisions, statutes and regulations, result in a reissuance of such Mortgage Bonds. Rogers & Wells LLP has not passed upon, and does not assume responsibility for, but rather has assumed the correctness of, counsel's advice to the Company on this issue. Unlike a ruling from the IRS, however, the advice of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. The Company will contest any adverse determination by the IRS on this issue. Any such contest will result in the incurrence of additional expenses by the Company.

     Treatment of Mortgage Bonds as Equity. Interest payable on certain of the participating Mortgage Bonds depends upon the cash flow from the Properties and proceeds from the sale of the Properties. If the Mortgage Bonds were determined to involve an equity investment in the respective Properties because of this feature, all or part of the interest on the Mortgage Bonds, including base interest, would not qualify as tax-exempt interest for federal income tax purposes. Prior to the acquisition of the Original Bonds, the Company received opinions of counsel to the effect that, based upon certain assumptions described in such opinions, more likely than not, each Original Bond will be treated for federal income tax purposes as representing indebtedness and that no portion of such Mortgage Bond or any payments receivable thereunder will be considered (i) an equity interest in the conduit Borrower, (ii) an equity interest in a venture between the conduit borrower and the Company or (iii) an ownership interest in the Properties. The Company has received similar opinions with respect to each of the 12 Participating Subordinate Mortgage Bonds and one additional Participating Mortgage Bond. With respect to five of the Original Bonds which have defaulted, but were not refunded as part of the Financing (as herein defined), the Company has not received any updated opinions of counsel with respect to the issue of whether the underlying Mortgage Bonds should be treated as equity. The original opinions issued with respect to certain of these Mortgage Bonds indicated that the Mortgage Bonds were, more likely than not, indebtedness, but included a qualification that no opinion was expressed with respect to the characterization of the Mortgage Bonds as indebtedness or equity under circumstances of a default. Unlike a ruling from the IRS, however, an opinion of counsel has no binding effect or official status of any kind, and no assurances can be given that the conclusions reached in such opinion will not be contested by the IRS or, if contested, will be sustained by a court. The Company will contest any adverse determination by the IRS on this issue. Any such contest will result in the incurrence of additional expenses by the Company.

     A number of the opinions rendered at the time of the issuance of the Original Bonds were rendered by Piper & Marbury L.L.P., counsel for the underwriters ("Piper & Marbury"), who was then acting as counsel for the Company. Except as described in the preceding sentence, none of the opinions described in the preceding paragraph were rendered by Rogers & Wells LLP or Piper & Marbury, and neither has passed on or assumes any responsibility for the opinions of other counsel on this issue. Moreover, neither Rogers & Wells LLP nor Piper & Marbury has made any independent determination as to whether any events or circumstances have occurred or intervened since the original issuance of the "indebtedness" opinions that would adversely affect such opinions (including the defaults described above).

     Investment in New Assets. The Company has been making additional investments in Mortgage Bonds and related assets and entering into hedging transactions, such as interest rate swaps. Such investments may produce income that is subject to federal income taxation and not "qualifying income" for purposes of the publicly traded partnership rules. In addition, the Company's Investments may include investments in Mortgage Bonds that need to be restructured and remarketed. The Company could recognize a taxable gain (or loss) upon any such restructuring and remarketing of the Mortgage Bonds even though such restructuring does not result in any cash proceeds. In addition, various conditions would have to be met to insure that the restructuring and remarketing of the Mortgage Bonds would not cause the loss of the tax-exempt status of interest on such bonds. Any taxable income produced by other assets or taxable gain recognized upon the restructuring and remarketing of new investments in Mortgage Bonds will be allocated solely to the Shareholders and not to the owners of either the Preferred Shares or the Preferred CD Shares.

     Taxable Income. The Company currently invests primarily in tax-exempt investments; however, the Company will hold and may invest in some assets and engage in certain operations that generate income that is not exempt from federal income tax, including capital gains from the sale of Investments. Further, as described above, the IRS may seek to recharacterize a portion of the Company's tax-exempt income as taxable income. A Shareholder's distributive share of such income will be taxable to the Shareholder, regardless of whether an amount of cash equal to such distributive share is actually distributed. Further, although the Company believes it to be unlikely, Shareholders may owe taxes relating to their investments in the Company that exceed distributions made by the Company. See "Federal Income Tax Considerations."

     Limitations on Business Activities. As stated above, the Company will not be taxable as a corporation under the publicly traded partnership rules provided it continues to satisfy the 90 percent qualifying income exception. In determining whether interest is treated as qualifying income under these rules, interest income derived from the active conduct of a lending, banking or similar business is not treated as qualifying income. Company management has represented and covenanted that it is acting as an investor with respect to its Investments and that it has not and will not engage in a lending, banking or similar business. If for any reason more than 10 percent of the Company's gross income is derived from non-qualified sources, including interest derived from the conduct of a lending, banking or similar financial business, the Company will be taxable as a corporation rather than as a partnership for federal income tax purposes, with the attendant negative consequences to the Company and the Shareholders described above. See "-- Publicly Traded Partnership Status."

     Substantial User Limitation. Interest on a Mortgage Bond, other than a Mortgage Bond the proceeds of which are loaned to a charitable organization, will not be excluded from the gross income during any period in which the Company is a "substantial user" of the corresponding Property or a "related person" to a "substantial user." A "substantial user" of a Property would include the conduit borrower, and any other person or entity who uses the Property on other than a de minimis basis. The Company would be a related person to a substantial user for this purpose if, among other things, a substantial user were also a holder of Preferred Shares, Preferred CD Shares or Common Shares, the Dissolution Shareholder, the Special Shareholder, or any person who is a parent, child or spouse of any of the foregoing. A partner of a conduit borrower or owner of a Property, among other people, will, for this purpose, be a "related person" to a "substantial user" of the Property. The Company has received opinions and/or advice with respect to some of its Mortgage Bonds to the effect that the Company is not a substantial user or a related person thereto. There exist certain levels of direct or indirect common ownership between the Company and certain of the obligors of the Mortgage Bonds which were considered when the Company received opinions and/or advice that it is not a related person of a substantial user of the facilities financed by such Mortgage Bonds. Rogers & Wells LLP has not passed upon, nor assumed any responsibility for, but rather, except as provided in the next paragraph, has assumed the correctness of such opinions and/or advice. However, based upon discussions with Company management, as of the date of this Prospectus Supplement, Rogers & Wells LLP will not have knowledge of any facts or events that would adversely affect the conclusions underlying such opinions and/or advice.

     As of the date of the Offering, three of the officers of the Company own, directly or indirectly, collectively more than 50 percent of the profits and/or capital interests in partnerships which are the obligors on 13 Mortgage Bonds owned by the Company (the "Affected Partnerships"). The Company has represented that none of its officers who own interests in the Affected Partnerships (including any family members or otherwise related parties) own, in the aggregate, as of immediately after the consummation of the Offering, more than five percent of the Company's capital or profits interests. In the opinion of Rogers & Wells LLP, based upon the representation of the Company and the assumptions and qualifications discussed below, upon the consummation of the Offering, the Company will not, by virtue of any equity investment in the Company by any of the officers of the Company, be treated as a related person of any substantial user of any of the facilities financed with the proceeds of a Mortgage Bond relating to an Affected Partnership. In issuing the foregoing opinion, Rogers & Wells LLP has assumed that the representation of the Company is true and correct and has not made any independent determination as to the equity ownership of the Company or the Affected Partnerships. The foregoing opinion assumes that the Mortgage Bonds will be treated as indebtedness for federal income tax purposes, interest on such Mortgage Bonds is excludable from gross income for federal income tax purposes except during any period in which it is held by a substantial user of the Property or related person thereto, and the Company is not treated as a substantial user of the Property for any reason. Unlike a ruling from the IRS, however, the opinion of Rogers & Wells LLP has no binding effect or official status of any kind, and no assurances can be given that the conclusion reached will not be contested by the

IRS or, if contested, will be sustained by a court. The Company will contest any adverse determination by the IRS on the substantial user issue. Any such contest will result in the incurrence of additional expenses by the Company. The issue of whether the Company will be treated as a related person for these purposes is a highly factual inquiry which ultimately depends upon the direct and indirect ownership of the Company. Because the Common Shares are publicly traded, there can be no assurance that the Company will not be treated as a related person to a substantial user at a future time.

     Allocation of Taxable and Tax-Exempt Income. The Company will use various accounting and reporting conventions to determine each Shareholder's allocable share of income, gain, loss and deduction. The Company's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. There is no assurance that the IRS will agree with the Company's various accounting methods, conventions and allocation provisions, particularly the Company's allocation of adjustments attributable to differences between the purchase price of Common Shares and their shares of the Company's tax basis in its assets. Because as a publicly traded partnership the Company may be unable to comply with the literal requirements of the applicable Treasury regulations and because certain of the Company's allocations may not have "substantial economic effect," Rogers & Wells LLP is unable to express an opinion of these issues. However, the Company does not expect that any reasonable adjustments which may be required by the IRS would substantially increase the income allocable to Shareholders. See "Federal Income Tax Considerations -- Certain Income Tax Considerations Relating to the Company and the Shareholders -- Allocation of Income and Loss."

CERTAIN CONFLICTS

     Management and certain affiliates, as well as an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which is a representative of the Underwriters in this Offering, own shares (the "Term Common Shares"), which participate in the cash flow of the Company. The Term Common Shares, which will be redeemed when the preferred equity of the Company is fully redeemed, are expected to have little or no residual value, but while outstanding receive an aggregate of 2% of the net cash flow of the Company. While these shares remain outstanding, the holders may have conflicts of interest in determining whether redemption of the preferred equity and Term Common Shares is in the best interest of the Company, in particular due to the limited residual value of the Term Common Shares. Holders of Term Common Shares also receive a greater return as cash flow increases in total, regardless of whether per share cash flow increases or there is a distribution to Shareholders. See "The Company -- General," "Underwriting" and "Risk
Factors -- Conflicts of Interest" in the accompanying Prospectus.

MARKET FOR COMMON SHARES MAY BE LIMITED AND MARKET PRICE MAY FLUCTUATE

     The Common Shares are traded on the NYSE. There can be no assurance that the price at which the Common Shares sell in the public market after the closing of this Offering will not be lower than the price at which they are sold by the Underwriters or that an active and liquid market for the Company's Common Shares will be maintained. The Company's growth in net income per Common Share will be derived in part from any positive spread between the yield on the Company's Investments and the Company's cost of capital. Such positive spread will not necessarily be greater in high interest rate environments than in low interest rate environments. However, in periods of high interest rates, the net income of the Company, and therefore the dividend yield on the Common Shares, may be less attractive compared with alternative investments, which could negatively impact the price of the Common Shares. If the dividend yield on the Company's Common Shares declines, or if prevailing market interest rates rise, the market price of the Common Shares may be adversely affected. Accordingly, fluctuations in interest rates could have a material adverse effect on the trading market for the Common Shares.

FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the other reports incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Mortgage Bonds, financial condition and bankruptcy of tenants, interest rate fluctuations, tax treatment of the Company and its Investments, environmental/safety requirements, adequacy of insurance coverage, and general and local economic and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information, including the information presented herein and under "The Company -- Business and Growth Strategies," should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Shares offered by this Prospectus, after payment of expenses related to the Offering and underwriting discounts and commissions, are estimated to be approximately $50 million. The Company intends to use the entire amount of such net proceeds to acquire future investments. Pending completion of such additional investments, part or all of the proceeds will be used to repurchase P-Float Interests.

               PRICE RANGE OF COMMON SHARES AND DIVIDEND HISTORY

     The Common Shares began trading on the American Stock Exchange ("AMEX") on August 30, 1996 under the symbol "MMA." On June 25, 1998, the Common Shares ceased trading on the AMEX and began trading on the NYSE. The table below sets forth the quarterly high and low closing price per share of the Common Shares as reported on the AMEX and NYSE, respectively for the quarters indicated and the dividends paid by the Company with respect to each such period. Prior to 1997, the Company paid a semiannual dividend. In 1997, the Company adopted a quarterly dividend payment cycle.

                                                             CLOSING PRICE
                                                           PER COMMON SHARE
                                                        -----------------------
                 QUARTER ENDED                           HIGH             LOW             DIVIDENDS
                 -------------                           ----             ---             ---------
1996:
  Third Quarter(1).............................        $16.000         $14.125              --
  Fourth Quarter...............................         16.750          13.875              $.6325(2)
1997:
  First Quarter................................         17.875          15.500               .3450
  Second Quarter...............................         17.375          16.250               .3500
  Third Quarter................................         19.875          17.000               .3650
  Fourth Quarter...............................         20.875          19.000               .3700
1998:
  First Quarter................................         21.750          19.625               .3750
  Second Quarter...............................         22.125          20.625               .3800
  Third Quarter (through July 22, 1998)........         21.875          20.875              --

------------------------------
(1) Beginning August 30, 1996.

(2) This amount represents a $0.0700 distribution for the one month ended July 31, 1996 from the Company's predecessor and a $0.5625 distribution for the five months ended December 31, 1996 from the Company.

     On July 22, 1998, the last reported sales price of the Common Shares on the NYSE was $21.188 per share. On April 29, 1998, the Company had 13,405 Shareholders of record.

     On June 24, 1998, the Company's Board of Directors raised the Company's regular quarterly dividend from $0.3750 to $0.3800 per Common Share payable on August 3, 1998 to Shareholders of record on July 6, 1998. This represents an annualized dividend of $1.52 per Common Share and an indicated annualized yield of 7.2% based on a closing price of $21.188 for the Common Shares on July 22, 1998. Approximately 85% of the Company's income in 1997 was tax-exempt, excluding capital gains. Including capital gains, this percentage was approximately 79% in 1997.

     The Company has a policy of distributing not less than 80% of the cash flow allocable to Common Shares. However, this policy may be changed at any time by the Board of Directors and future distributions by the Company will be at the discretion of the Board of Directors and will depend on the Company's financial condition, capital requirements and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company, as of March 31, 1998, and its adjusted capitalization after giving effect to the Offering. The information set forth in the table should be read in conjunction with the financial information included or incorporated by reference elsewhere in this Prospectus Supplement.

                                                                  MARCH 31, 1998
                                                              -----------------------
                                                                              AS
                                                               ACTUAL    ADJUSTED(1)
                                                               ------    -----------
                                                                  (in thousands)
SHAREHOLDERS' EQUITY
  Accumulated other comprehensive income(2).................  $ 27,698     $ 27,698
  Preferred Shares..........................................    16,816       16,816
  Preferred CD Shares.......................................     6,248        6,248
  Term Common Shares........................................       125          125
  Common Shares, net of treasury shares of $917 and unearned
     compensation of $1,799.................................   254,100      303,780
                                                              --------     --------
     TOTAL SHAREHOLDERS' EQUITY AND TOTAL CAPITALIZATION....  $304,987     $354,667
                                                              ========     ========

------------------------------
(1) Reflects the issuance of 2,500,000 Common Shares pursuant to this Offering and the application of the net proceeds therefrom. Also reflects the deduction of aggregate estimated underwriting discounts and commissions and expenses of the Offering in the amount of $3,132,500.

(2) Unrealized gain on Investments.

                                  THE COMPANY

GENERAL

     The Company is a self-advised and self-managed limited liability company which, together with its predecessor, since 1986, has been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's primary objective is to maximize Shareholder value through increases in tax-exempt distributable cash flow per Common Share and appreciation in the value of its Common Shares. The Company's Investments principally comprise interests in Mortgage Bonds which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments. The Company utilizes its unique combination of real estate and tax-exempt investment expertise to select and aggressively manage its Investments. At June 30, 1998, the Company owned a portfolio of Investments secured directly or indirectly by 52 Properties containing a total of 13,684 units and located in 13 states. Participating Mortgage Bonds, where the amount of the interest payments made to the Company is based, in part, on property performance, represented 67% of the fair value of the Investments at March 31, 1998, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the Investments may be passed through to Shareholders. Approximately 85% of the Company's income in 1997 was tax-exempt, excluding capital gains.

     The Company is the successor to the business of the SCA Tax-Exempt Fund Limited Partnership (the "Partnership"), a closed-end limited partnership that was merged into the Company in 1996 (the "Merger"). The Partnership commenced operations in 1986 when approximately $264 million was invested in the 22 Original Bonds and related working capital loans. The business of the Partnership was limited to the ownership and management of the Original Bond portfolio and the related working capital loans. Because the Partnership's management believed that additional investment opportunities existed to purchase Mortgage Bonds at attractive prices, the Partnership raised gross proceeds of $67.7 million through the sale of multifamily mortgage revenue bond receipts (the "Receipts") in February 1995 (the "Financing"). The Receipts are collateralized by a pool of 11 of the Partnership's original Mortgage Bonds all of which related to properties that defaulted on their original debt obligations. In the Financing, 11 bonds were refunded by the issuers and a Series A Bond and a Series B Bond were exchanged for each of the Original Bonds. The aggregate principal amount of the Series A Bonds and the Series B Bonds was $67.7 million and $58.9 million, respectively. Subsequently, the Merger was proposed and consummated. Following the Merger, the Company has used the proceeds of the Financing, a January 1998 Common Share offering and securitizations to make additional investments in Mortgage Bonds and similar assets.

     In connection with the Merger, holders of interests in the Partnership were given the opportunity to elect to exchange their interests for Common Shares, Preferred Shares ("Preferred Shares"), and/or Preferred Capital Distribution Shares (the "Preferred CD Shares"). The Preferred Shares were structured to give their holders a security substantially the same as their original Partnership interests, as if the Financing had not occurred and without giving effect to future financings. Thus, holders of Preferred Shares participate in their share of income from the 22 Original Bonds as they existed immediately prior to the Financing. The Preferred CD Shares give their holders the income they would have received from their original Partnership interests, and provide for a distribution of their pro rata share of the proceeds of the Financing as well as future financings with respect to the 22 Original Bonds. The Common Shares, unlike either the Preferred Shares or the Preferred CD Shares, were structured to enable their holders to participate in all of the income from investment of the proceeds of the Financing, as well as future financings, in addition to their pro rata share of the income from the Original Bonds. As a result of the election process, the holders of 8.09% of the outstanding limited Partnership interests received Preferred Shares, the holders of 4.29% of the outstanding limited Partnership interests received Preferred CD Shares, and the holders of 86.62% of the outstanding limited Partnership interests received Common Shares of the Company. Also in connection with the Merger, the Company issued Term Common Shares which are allocated an aggregate of 2% of the Company's net cash flow after allocation to the Preferred Shares and Preferred CD Shares, and the holders of the Term Common

Shares are entitled to distribution of the cash flow attributable to such allocable income before any distributions to the holders of the Common Shares.

     In 1995, the Company, having made the strategic decision described above, transformed itself from an owner of a static portfolio of participating Mortgage Bonds to an active investor which acquires and manages a diversified portfolio of Mortgage Bonds and other bond related investments. To achieve this objective the Company embarked on an acquisition growth strategy in 1996 which capitalizes on the Company's management expertise in multifamily real estate and tax-exempt bond financing as well as favorable interest rates and other market conditions. Between January 1, 1997 and June 30, 1998 the Company has participated in transactions with respect to approximately $280 million of Mortgage Bonds and bond related assets. After subsequent securitization transactions, the Company's balance sheet through March 31, 1998 reflects retained interests of approximately $74 million in the approximately $195 million of transactions completed as of March 31, 1998. The Company will continue to rely on its unique combination of real estate and tax-exempt investment expertise to prudently manage the risks associated with the Investments. Pursuant to its business plan, the Company expects to acquire additional investments with the proceeds of this Offering. Pending completion of such additional investments, part or all of the proceeds will be used to repurchase P-Float Interests issued in connection with securitization transactions.

     The Company's senior management team, led by Mark K. Joseph, Chairman and Chief Executive Officer, has an average of 13 years of experience with the Company and its affiliates, and an average of 21 years of experience in the real estate industry. Upon completion of the Offering, management and employees of the Company will own approximately 10% of the outstanding Common Shares on a fully diluted basis, assuming exercise of all outstanding options to purchase Common Shares.

BUSINESS AND GROWTH STRATEGIES

     The Company's primary objective is to maximize shareholder value through increases in distributable tax-exempt cash flow per Common Share and appreciation in the value of its Common Shares. The Company seeks to achieve its growth objectives by acquiring, servicing and managing diversified portfolios of Mortgage Bonds and other bond related investments. In particular, the Company's growth plans include:

     - Selective acquisitions of new Mortgage Bonds and other bond related investments at attractive spreads over its cost of capital;

     - Intensive asset management to collect debt service payments as and when due under the Company's Mortgage Bonds and to maximize the collection of contingent interest; and

     - Balanced funding through the use of equity financing and securitizations of its assets to finance the acquisition of Mortgage Bonds and other bond related investments.

ACQUISITION STRATEGY

     The Company will continue to pursue acquisition opportunities to the extent that appropriate tax-exempt instruments are available on attractive terms that are expected to enhance value for Shareholders. The Company believes that currently there are a substantial number of Mortgage Bonds and similar investments available at attractive prices in the following categories:

     - Existing Mortgage Bonds as the underlying mortgages are refinanced. Of the Recent Transactions, $145.3 million represents the refinancing of existing Mortgage Bonds. There are a significant number of Mortgage Bonds backed by multifamily properties which were originated in the late 1980s. The Company believes, in light of the current interest rate environment, that many of the obligors on these Mortgage Bonds are likely to consider refinancing them. According to Muller Data Corporation, there are over $19 billion of Mortgage Bonds eligible to be refinanced over the next two years.

     - Tax-exempt bonds issued for the benefit of charitable organization obligors which own and manage multifamily housing. These properties generally serve moderate-income families with incomes between 50% and 80% of a region's median. Of the Recent Transactions, $104.4 million involved transactions, the proceeds of which were loaned to charitable organizations.

     - Tax-exempt bonds used to finance development or rehabilitation of multifamily properties. Of the Recent Transactions, $28.8 million represents the financing of development or rehabilitation of multifamily properties. Of this amount, $18.6 million represents the initial transactions in an arrangement with Boston Financial. Under this program, the Company will provide Mortgage Bond financing and Boston Financial will provide tax credit equity for the development or rehabilitation of multifamily properties eligible for the affordable housing tax credit.

     - Other portfolios of tax-exempt bonds and related investments backed by multifamily housing properties which meet the Company's underwriting criteria and target risk adjusted returns.

ASSET MANAGEMENT STRATEGY

     The Company believes that its portfolio of Mortgage Bonds offers opportunities for growth through the Company's asset management program, which serves to increase cash flows available for debt service, particularly from its 25 existing participating Investments. On a portfolio wide basis, the Company conducts ongoing site visits and inspections, management agent assessments, budget reviews, market analyses and monitoring and monthly and annual operating statement reviews, and also monitors the establishment and review of capital plans. The occupancy of the Properties decreased slightly from 94.2% at December 31, 1997 to 93.7% at March 31, 1998 and the average monthly rental rate per unit decreased slightly from $646 to $631 for the same periods. The decrease in the average monthly rental rate per unit was caused by the addition of Property information associated with the first quarter 1998 acquisitions. With respect to those Properties collateralizing Investments at December 31, 1997, the average monthly rental rate per unit increased slightly from $646 at December 31, 1997 to $652 at March 31, 1998. See "The Investments."

BALANCED FUNDING STRATEGY

     The Company uses a combination of equity financing and securitization of its assets to finance the acquisition of Mortgage Bonds and other bond related investments. Securitizations provide funds for acquisitions at a low cost relative to the costs of other forms of financing, thereby generating attractive spreads which benefit the Shareholders. These securitization programs involve purchasing the residual interest in a trust into which Mortgage Bonds have been deposited. The trust then sells P-Float Interests in the trust to third parties. The Company typically receives the net proceeds from the sale of the floating rate interests. The Company has received opinions of counsel to the effect that the P-Float Interests are not debt for federal income tax purposes. To the extent these transactions create interest rate risks, the Company engages in interest rate swaps designed to reduce, but not eliminate such risks. Since January 1, 1997, the Company has completed several securitization transactions which as of March 31, 1998 had a weighted average ten-year cost of approximately 5.1%. From time to time, the Company may repurchase the P-Float Interests.

     Securitizations enable the Company to:

     - provide funds for acquisitions at a low cost relative to the costs of other forms of financing;

     - minimize negative exposure to fluctuations of interest rates; and

     - maintain maximum flexibility to manage the Company's short term cash needs.

                                THE INVESTMENTS

    The following table sets forth certain data with respect to the Company's Investments as of March 31, 1998:

                                                               BASE
                                                MONTH-YEAR   INTEREST   MATURITY     FACE     AMORTIZED   UNREALIZED      FAIR
                 INVESTMENTS                     ACQUIRED      RATE       DATE      AMOUNT      COST      GAIN (LOSS)    VALUE
                 -----------                    ----------   --------   --------    ------    ---------   -----------    -----
                                                                             (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place(1).............................   Sep. 86       7.875%   Oct. 2008   $10,065   $ 10,065      $(1,170)    $  8,895
   Creekside Village(2).......................   Nov. 87       7.500    Nov. 2009    11,760      7,396          190        7,586
   Emerald Hills..............................   Mar. 88       7.750    Apr. 2008     6,725      6,725          579        7,304
   Lakeview Garden(2).........................   Sep. 87       7.750    Aug. 2007     9,003      5,340       --            5,340
   Newport-on-Seven(2)........................   Aug. 86       8.125    Aug. 2008    10,125      7,898        1,265        9,163
   North Pointe(1)(2).........................   Sep. 86       7.875    Aug. 2006    25,185     12,738        3,717       16,455
   Northridge Park............................   Aug. 87       7.500    June 2012     8,815      8,815       (1,547)       7,268
   Riverset I(1)..............................   Aug. 88       7.875    Nov. 1999    19,000     19,000        1,116       20,116
   Southfork Village(1).......................   Jan. 88       7.875    Jan. 2009    10,375     10,375        2,084       12,459
   Villa Hialeah..............................   Nov. 87       7.875    Oct. 2009    10,250      8,004         (117)       7,887
   Mountainview (Willowgreen)(2)..............   Nov. 86       8.000    Dec. 2010     9,275      6,770            2        6,772
   The Crossings..............................   Jan. 97       8.000    July 2027     7,036      6,925          245        7,170
                                                                                              --------      -------     --------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......                                                 110,051        6,364      116,415
                                                                                              --------      -------     --------
MORTGAGE BONDS:
   Riverset II................................   Jan. 96       9.500    Oct. 2019       110        105            5          110
   Charter House..............................   Dec. 96       7.450    July 2026        35         35            1           36
   Hidden Valley..............................   Dec. 96       8.250    Jan. 2026     1,700      1,690           82        1,772
   Oakbrook...................................   Dec. 96       8.200    July 2026     3,195      3,211          167        3,378
   Torries Chase..............................   Dec. 96       8.150    Jan. 2026     2,070      2,060          159        2,219
   Gannon portfolio...........................   Feb. 98      12.000    June 2027     3,500      3,500       --            3,500
                                                                                              --------      -------     --------
   SUBTOTAL MORTGAGE BONDS....................                                                  10,601          414       11,015
                                                                                              --------      -------     --------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(2)(3)........................   Feb. 95(4)   16.000    Jan. 2030     3,480      2,445        1,430        3,875
   Gilman Meadows(3)..........................   Feb. 95(4)    3.000    Jan. 2030     2,875      2,530        1,409        3,939
   Hamilton Chase(3)..........................   Feb. 95(4)    3.000    Jan. 2030     6,250      4,140           98        4,238
   Mallard Cove I(3)..........................   Feb. 95(4)    3.000    Jan. 2030     1,670        798          645        1,443
   Mallard Cove II(3).........................   Feb. 95(4)    3.000    Jan. 2030     3,750      2,429        1,599        4,028
   Meadows(2)(3)..............................   Feb. 95(4)   16.000    Jan. 2030     3,635      3,716          451        4,167
   Montclair(3)...............................   Feb. 95(4)    3.000    Jan. 2030     6,840      1,691        3,914        5,605
   Newport Village(3).........................   Feb. 95(4)    3.000    Jan. 2030     4,175      2,973        1,803        4,776
   Nicollet Ridge(3)..........................   Feb. 95(4)    3.000    Jan. 2030    12,415      6,075        2,325        8,400
   Steeplechase Falls(2)(3)...................   Feb. 95(4)   16.000    Jan. 2030     5,300      5,852          744        6,596
   Whispering Lake(3).........................   Feb. 95(4)    3.000    Jan. 2030     8,500      4,779        3,234        8,013
   Riverset II................................   Jan. 96      10.000    Oct. 2019     1,489      --           1,229        1,229
                                                                                              --------      -------     --------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................                                                  37,428       18,881       56,309
                                                                                              --------      -------     --------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................   Aug. 96      12.500    Dec. 2015     1,045      1,045           21        1,066
   Locarno....................................   Aug. 96      12.500    Dec. 2015       675        675           10          685
                                                                                              --------      -------     --------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........                                                   1,720           31        1,751
                                                                                              --------      -------     --------
OTHER BOND RELATED INVESTMENTS:
   RITES:
    Hunters Ridge/South Pointe(5).............   Oct. 96        n/a        n/a        --         --          --            --
    Indian Lakes..............................   July 97        n/a        n/a        3,340      3,505          369        3,874
    Southgate Crossings.......................   June 97        n/a        n/a        2,757      3,176          274        3,450
    Southwood.................................   Nov. 97        n/a        n/a       10,320     10,308          166       10,474
    Gannon portfolio..........................   Feb. 98        n/a        n/a          814      1,074         (395)         679
   Riverset II(3).............................   Jan. 96        n/a        n/a        7,500      7,847          338        8,185
   Stone Mountain(3)..........................   Oct. 97        n/a        n/a       33,900     34,126          707       34,833
   Charter House(6)...........................   Dec. 96        n/a        n/a        7,595      7,861           91        7,952
   Stone Mountain interest only strip.........   Oct. 97        n/a        n/a        --         1,201           76        1,277
   Various interest rate swaps(7).............     n/a          n/a        n/a      163,850(8)    --             91           91
   Cinnamon Ridge total return swap(9)........     n/a          n/a        n/a       10,570(8)    --            291          291
   Collateral account(10).....................   June 97        n/a        n/a         n/a       1,027       --            1,027
                                                                                              --------      -------     --------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....                                                  70,125        2,008       72,133
                                                                                              --------      -------     --------
      TOTAL INVESTMENTS.......................                                                $229,925      $27,698     $257,623
                                                                                              ========      =======     ========

                                                  INTEREST
                                                   INCOME         FACE
                                                  FOR THE       AMOUNT OF
                                                THREE MONTHS   OBLIGATIONS
                                                   ENDED         SENIOR
                                                 MARCH 31,       TO THE
                 INVESTMENTS                        1998       INVESTMENTS
                 -----------                    ------------   -----------
                                                  (Dollars in thousands)
PARTICIPATING MORTGAGE BONDS:
   Alban Place(1).............................     $  198         --
   Creekside Village(2).......................        180         --
   Emerald Hills..............................        130         --
   Lakeview Garden(2).........................        100         --
   Newport-on-Seven(2)........................        180         --
   North Pointe(1)(2).........................        246         --
   Northridge Park............................        165         --
   Riverset I(1)..............................        852         --
   Southfork Village(1).......................        239         --
   Villa Hialeah..............................        202         --
   Mountainview (Willowgreen)(2)..............        164         --
   The Crossings..............................        141         --
                                                   ------
   SUBTOTAL PARTICIPATING MORTGAGE BONDS......      2,797
                                                   ------
MORTGAGE BONDS:
   Riverset II................................          3         --
   Charter House..............................          1         --
   Hidden Valley..............................         35         --
   Oakbrook...................................         65         --
   Torries Chase..............................         42         --
   Gannon portfolio...........................         63         --
                                                   ------
   SUBTOTAL MORTGAGE BONDS....................        209
                                                   ------
PARTICIPATING SUBORDINATE MORTGAGE BONDS:
   Barkley Place(2)(3)........................         83        $ 5,350
   Gilman Meadows(3)..........................         67          4,000
   Hamilton Chase(3)..........................         63          7,625
   Mallard Cove I(3)..........................         26            800
   Mallard Cove II(3).........................         67          2,700
   Meadows(2)(3)..............................         71          3,000
   Montclair(3)...............................        128          8,500
   Newport Village(3).........................         48          6,250
   Nicollet Ridge(3)..........................         97          7,925
   Steeplechase Falls(2)(3)...................        124         12,650
   Whispering Lake(3).........................        150          8,900
   Riverset II................................     --             --
                                                   ------
   SUBTOTAL PARTICIPATING SUBORDINATE MORTGAGE
    BONDS.....................................        924
                                                   ------
SUBORDINATE MORTGAGE BONDS:
   Independence Ridge.........................         33          7,685
   Locarno....................................         21          4,305
                                                   ------
   SUBTOTAL SUBORDINATE MORTGAGE BONDS........         54
                                                   ------
OTHER BOND RELATED INVESTMENTS:
   RITES:
    Hunters Ridge/South Pointe(5).............         50         --
    Indian Lakes..............................         87          6,690
    Southgate Crossings.......................        110          8,253
    Southwood.................................        269         15,480
    Gannon portfolio..........................        157         80,186
   Riverset II(3).............................        124         --
   Stone Mountain(3)..........................        407         --
   Charter House(6)...........................         87         --
   Stone Mountain interest only strip.........     --             --
   Various interest rate swaps(7).............     --             --
   Cinnamon Ridge total return swap(9)........         17         --
   Collateral account(10).....................     --             --
                                                   ------
   SUBTOTAL OTHER BOND RELATED INVESTMENTS....      1,308
                                                   ------
      TOTAL INVESTMENTS.......................     $5,292
                                                   ======

------------------------------
(1) These assets were pledged as additional collateral in conjunction with securitization transactions.
(2) These bonds do not currently receive full payment of the stated base interest rate.
(3) The underlying bonds are held in trusts; the Company owns all of the custodial receipts related to the underlying bonds.
(4) These Mortgage Bonds were originally purchased by the Company in 1986, 1987 and 1988 and were refunded by the Company in February 1995.
(5)  The Company sold this Investment in the first quarter of 1998.
(6) The underlying bond is held in a trust; the Company owns all of the custodial receipts related to the underlying bond in the form of RITES(R), P-Float Interests and Fixed Receipts.
(7) Interest income (expense) on interest rate swaps is recognized as an adjustment of the hedged item.
(8)  Amount represents notional amount of swap agreements.
(9) During the term of the swap, the Company will receive taxable income approximating 0.625% of the face amount of the Cinnamon Ridge Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of 0.125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.
(10) The collateral account is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.3 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool; to the extent this security is not needed to repay the Mortgage Bonds, it will be disbursed to the Company following repayment of the Mortgage Bonds.

     The following is a general description of the terms of the Company's Investments and is qualified in its entirety by the more detailed description contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, and subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended, each of which are incorporated by reference herein.

MORTGAGE BONDS

     The proceeds of the Mortgage Bonds held by the Company were used to make mortgage loans for the construction, acquisition or refinancing of multifamily housing developments throughout the United States. The Company's rights and the specific terms of the Mortgage Bonds are defined by the various loan documents which were negotiated at the time of creation of the loans and the issuance of the Mortgage Bonds. The underlying housing developments qualify as "qualified residential rental properties" under Section 142(d) of the Code or, in the case of charitable organization obligors, Section 145 of the Code, both of which require that a specified percentage of rental units of these developments be rented to persons whose incomes do not exceed certain local median income levels. Accordingly, the Mortgage Bonds are "qualified bonds" within the meaning of section 141(e) of the Code, and based upon the opinions issued by bond counsel or special tax counsel at the time of initial issuance of the Mortgage Bonds, interest paid on the Mortgage Bonds is exempt from federal income taxes.

     The Company's rights under all of the Mortgage Bonds held by it are defined by the terms of the related mortgage loans, which are assigned to the Company to secure the payment of principal and interest under the Mortgage Bonds. These assignments include assignments of mortgages on the underlying properties and of rents.

     Participating Mortgage Bonds. The participating Mortgage Bonds are collateralized by nonrecourse participating first mortgage loans on multifamily housing developments. Prepayment is prohibited for the first seven years of the mortgage loan except for The Crossings Property, where prepayment is prohibited for the first 12 years. The Company may also require prepayment of the mortgage loan upon the occurrence of an event which would cause significant risk that the interest on the bonds would be includable in gross income for federal income tax purposes.

     The 11 participating Original Bonds (i) bear interest at base rates reflecting market conditions at the time the Company purchased each bond and
(ii) provide for contingent interest up to a maximum of 16%. Each loan provides for contingent interest in an amount equal to the difference between the stated base rate and 16%. Contingent interest is payable from 100% of the project's cash flow until the Company's aggregate non-compounded interest rate equals the base interest rate plus 1.5% to 2.5%, as the case may be, on each mortgage loan. Remaining cash flow is divided between the property owner and the Company until the Company reaches the 16% limit. With respect to the Mortgage Bond for The Crossings, base interest is paid at 8% and contingent interest and contingent principal amortization is payable pari passu from 50% of the project's cash flow in excess of base interest up to 16%.

     To the extent the aggregate interest for any year does not equal 16%, the difference is deferred until the Property is sold or the loan is repaid. The ability of the Company to collect contingent interest is dependent upon the level of project cash flow and sale or repayment proceeds. Five participating Mortgage Bonds, with respect to base interest, and all 12, with respect to contingent interest, are on non-accrual status for accounting purposes whereby income is recognized as and to the extent cash is collected.

     Mortgage Bonds. The Mortgage Bonds bear interest at rates that are fixed as stated in each bond.

     Participating Subordinate Bonds. The participating subordinate Mortgage Bonds are held in a trust. The Company owns all of the custodial receipts related to the underlying bonds. Certain of the participating bonds are subordinated in priority and right of payment to the payment of senior bonds and demand notes. These bonds bear interest at either 16% or the greater of 3% or the amount of available cash flow not exceeding 16%. All the participating subordinate bonds are payable only to the extent of available cash flow from the projects. Income is recognized as and to the extent cash is collected for all 12 participating subordinate bonds.

     Subordinate Bonds. Subordinate bonds provide for payment of interest at rates which are fixed. Payment is, however, subordinated to senior obligations.

BOND RELATED INVESTMENTS

     In a number of securitization transactions, Mortgage Bonds are deposited in a trust sponsored by Merrill Lynch and the Company purchases an interest in such trust, called RITES(R) (Residual Interest Tax-Exempt Securities Receipts). In this program, a tax-exempt bond is placed in a trust and two types of securities are sold by the trust, P-Float Interests and RITES(R). The P-Float Interests are senior securities which bear interest at a floating rate that is reset periodically to result in the sale of the P-Float Interests at par, which are marketed to tax-exempt money market funds. The Company purchases RITES(R), which receive the remaining interest on the deposited bond after payment of the interest on the P-Float Interests and related securitization fees. The Company may pledge additional Mortgage Bonds and other bond related investments to secure repayment of the P-Float Interests. The RITES(R) are subject to call provisions upon the occurrence of certain events. The Company also purchases interest rate swaps as a hedging strategy to limit its exposure to rising short term interest rates. Interest rate swaps are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Such swaps generally cover the period until the date on which the Company expects the underlying Mortgage Bond to be prepaid although there is no certainty that prepayment will coincide with the termination of the swap. The Company has unrealized net gain on such swap arrangements aggregating approximately $91,000 at March 31, 1998. The Company also has, and may continue to, directly purchase residual interests in trusts holding Mortgage Bonds which the Company has not previously owned directly.

OTHER INVESTMENT RELATED TRANSACTIONS

     The Company also has made loans with an aggregate book value of approximately $20.8 million at March 31, 1998 in connection with various Properties. The proceeds of these loans were used for bridge financing, construction financing, purchasing interest rate swaps and payment of accrued interest. Interest on such loans is subject to income taxation.

     These loans include parity working capital loans which relate to the 11 Original Bonds not subject to the Financing. The terms of these loans are identical to those of the related bonds. Interest on these 11 Original Bonds and their related parity working capital is allocated pari passu. The Company also owns demand notes, which represent obligations from the borrowers benefitting from the Financing. The demand notes, which bear interest at the applicable federal rate, are senior to the 11 participating subordinate Mortgage Bonds with respect to interest and scheduled principal amortization.

     These loans also include two short term taxable loans. An approximately $9.5 million loan was funded by the Company on February 12, 1998 which is collateralized by the Palisades Park apartments. This loan, which has a coupon of 8.5%, was retired in the third quarter of 1998 when the proceeds were invested in a Mortgage Bond of approximately $9.8 million secured by the same Property. An approximately $8.3 million loan was funded by the Company on June 30, 1998 which is collateralized by the Olde English Manor apartments. This loan, which has a coupon of 9% is expected to be retired during 1998 when the proceeds will be invested in a Mortgage Bond of approximately $8.3 million secured by the same Property.

     The Company also has invested in a collateral account owned by MMACap, LLC, a 99.9% subsidiary of the Company, which is part of a structured finance program developed by the Federal National Mortgage Association to facilitate the credit enhancement of Mortgage Bonds for which there is shared risk. The $1.3 million risk-sharing collateral account provides additional security for these enhanced Mortgage Bonds within a collateralized pool.

     The Company has entered into a total return swap which replicates the total return of the Cinnamon Ridge Mortgage Bond financed at a rate of 4.75%. During the term of the swap, the Company will receive taxable income approximating 0.625% of the face amount of the Mortgage Bond from the total return swap. The Company is also currently earning a servicing fee of 0.125% annually from this Property. In addition, the Company has made a $120,000 taxable loan. The Company has not entered into a binding contract to purchase the Cinnamon Ridge Mortgage Bond.

     On February 26, 1998, the Company entered into a put option with Merrill Lynch Capital Services, Inc. ("MLCS"). MLCS has the right to sell to the Company, and the Company has the obligation to buy, a pool of participating tax-exempt mortgage revenue bonds with a combined principal amount of approximately

$120 million for a purchase price of $105 million. Pursuant to the put option, the Company has the option of buying the pool by purchasing RITES(R), in which case MLCS has the obligation to provide at least $95 million from a securitization similar to the securitizations in which the Company currently participates. Under this three year option, the Company receives an annual payment equal to 20 basis points of the average principal amount of the bonds in the pool, or approximately $0.2 million, for assuming the purchase obligation. The purchase price can be reduced by up to 10% in the event of a material adverse change (as defined in the put agreement).

     The Company may make investments or enter into activities in the future which will generate taxable income. In addition, the Company conducts origination and mortgage servicing activities which generated taxable fee income, for financial reporting purposes, of $268,000 during the first three months of 1998 and $1,169,000 for the fiscal year 1997.

                                 THE PROPERTIES

     The Investments and the related loans are typically secured by multifamily, garden-style apartments. The Properties are geographically diversified in the Eastern United States, Midwest and West Coast. The following table sets forth certain data regarding the Properties underlying the Investments held by the Company as of June 30, 1998:

                                                                                                            AVG. MONTHLY RENT
                                                                                    OCCUPANCY              PER APARTMENT UNIT
                                                                             ------------------------   -------------------------
                                                                               MONTH        MONTH         MONTH         MONTH
                                                                               ENDED        ENDED         ENDED         ENDED
                                                    MONTH/YEAR   APARTMENT   MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
    APARTMENT COMMUNITY             LOCATION         ACQUIRED      UNITS       1998          1997         1998          1997
    -------------------             --------        ----------   ---------   ---------   ------------   ---------   ------------
PARTICIPATING MORTGAGE
 BONDS:
Alban Place.................  Frederick, MD           Sep. 86        194        96.9%        90.7%       $  721        $  767
Creekside Village...........  Sacramento, CA          Nov. 87        296        94.3         95.3           472           471
Emerald Hills...............  Issaquah, WA            Mar. 88        130        95.4         96.9           861           848
Lakeview Garden.............  Miami, FL               Sep. 87        180        95.8         96.1           628           617
Mountain View
 (Willowgreen)..............  Tacoma, WA              Nov. 86        241        96.7         94.6           528           525
Newport-on-seven............  St. Louis Park, MN      Aug. 86        167        96.0         97.6           864           856
North Pointe................  San Bernardino, CA      Sep. 86        540        93.5         92.0           584           586
Northridge Park.............  Salinas, CA             Aug. 87        128        94.9         95.3           805           804
Riverset I(1)...............  Memphis, TN             Aug. 88        352        98.4         97.7           646           674
Southfork Village...........  Lakeville, MN           Jan. 88        200        97.0         98.0           819           817
Villa Hialeah...............  Hialeah, FL             Nov. 87        245        89.4         92.7           617           605
The Crossings...............  Lithonia, GA            Jan. 97        200        94.4         97.5           681           665
                                                                  ------
 SUBTOTAL...................                                       2,873
                                                                  ------

MORTGAGE BONDS:
Hidden Valley...............  Kansas City, MO         Dec. 96         82        95.1         92.7           515           484
Oakbrook....................  Topeka, KS              Dec. 96        170        92.4         88.2           446           430
Torries Chase...............  Olathe, KS              Dec. 96         99        94.9         98.0           443           430
                                                                  ------
 SUBTOTAL...................                                         351
                                                                  ------

PARTICIPATING SUBORDINATE
 MORTGAGE BONDS:
Barkley Place...............  Ft. Myers, FL           Feb. 95        156        96.5         95.5         1,742         1,740
Gilman Meadows..............  Issaquah, WA            Feb. 95        125        95.4         96.0           860           841
Hamilton Chase..............  Chattanooga, TN         Feb. 95        300        90.4         95.0           588           576
Mallard Cove I & II.........  Everett, WA             Feb. 95        198        97.7         96.0           640           629
Meadows.....................  Memphis, TN             Feb. 95        200        98.3         98.0           539           539
Montclair...................  Springfield, MO         Feb. 95        159        98.9         97.5         1,600         1,587
Newport Village.............  Thornton, CO            Feb. 95        220        93.6         97.3           690           680
Nicollet Ridge..............  Burnsville, MN          Feb. 95        339        96.0         96.8           777           771
Steeplechase Falls..........  Knoxville, TN           Feb. 95        450        91.1         89.8           589           587
Whispering Lake.............  Kansas City, MO         Feb. 95        384        95.0         96.6           576           569
Riverset II(1)..............  Memphis, TN             Jan. 96        148        97.8         96.0           630           634
                                                                  ------
 SUBTOTAL...................                                       2,679
                                                                  ------

SUBORDINATE MORTGAGE BONDS:
Independence Ridge..........  Independence, MO        Aug. 96        336        97.0         99.1           505           469
Locarno.....................  Kansas City, MO         Aug. 96        110       100.0         99.1           765           734
                                                                  ------
 SUBTOTAL...................                                         446
                                                                  ------

OTHER BOND RELATED
 INVESTMENTS:
Indian Lakes................  Virginia Beach, VA      July 97        296        90.9%        92.9%       $  644        $  644
Riverset II(1)..............  Memphis, TN             Jan. 96         --          --           --            --            --
Charter House...............  Lenexa, KA              Dec. 96        280        97.1         94.0           545           509
Stone Mountain..............  Stone Mountain, GA      Oct. 97        722        93.5         95.0           654           651
Southgate Crossings.........  Columbia, MD            June 97        215        95.1         96.3           770           760
Southwood...................  Richmond, VA            Nov. 97      1,286        85.1         87.6           469           468
Poplar Glen.................  Columbia, MD            June 97        191        97.6         98.4           759           753
Cinnamon Ridge..............  Egan, MN                Dec. 97        264       100.0         97.0           759           750
Palisades Park(2)...........  Universal City, TX      Feb. 98        328        96.2          n/a           466           n/a
Gannon (Dade)(3)............  Miami, FL               Feb. 98      1,252        94.7          n/a           610           n/a
Gannon (Broward)............  Lauderdale Lakes, FL    Feb. 98        315        88.9          n/a           493           n/a
Gannon (St. Louis)..........  St. Louis, MO           Feb. 98        336        90.3          n/a           422           n/a
                                                                  ------
 SUBTOTAL...................                                       5,485
                                                                  ------
 TOTAL/WEIGHTED AVERAGE
   INVESTMENTS..............                                      11,834        93.7%        94.2%       $  631        $  646
                                                                  ======

                                                                                                            AVG. MONTHLY RENT
                                                                                    OCCUPANCY              PER APARTMENT UNIT
                                                                             ------------------------   -------------------------
                                                                               MONTH        MONTH         MONTH         MONTH
                                                                               ENDED        ENDED         ENDED         ENDED
                                                    MONTH/YEAR   APARTMENT   MARCH 31,   DECEMBER 31,   MARCH 31,   DECEMBER 31,
    APARTMENT COMMUNITY             LOCATION         ACQUIRED      UNITS       1998          1997         1998          1997
    -------------------             --------        ----------   ---------   ---------   ------------   ---------   ------------
ACTIVITY - 2ND QUARTER
 1998(4):
Coleman Senior..............  San Jose, CA            Apr. 98        141
Italian Gardens.............  San Jose, CA            Apr. 98        140
Nantucket Cove..............  Indianapolis, IN        Apr. 98        648
Orangevale..................  Orange, CA              Apr. 98         64
Cherry Creek................  Denver, CO              May  98        437                       (See footnote 4)
Sonterra....................  San Antonio, TX         May  98        156
Olde English Manor(2).......  Wichita, KS             June 98        264
                                                                  ------
 SUBTOTAL:                                                         1,850
                                                                  ------
 Total Units                                                      13,684
                                                                  ======

------------------------------
(1) The Company owns a participating bond, a participating subordinate bond and a RITES(R) interest collateralized by the Riverset property.

(2) Interest on the loan secured by this Property is taxable.

(3) The Gannon (Dade) portfolio comprises eight properties.

(4) Occupancy and Average Monthly Rent Per Apartment Unit data is not included here because the Company acquired the Investments collateralized by these Properties subsequent to March 31, 1998.

                                   MANAGEMENT

     The directors and executive officers of the Company as of July 1, 1998 are as follows:

                NAME                   AGE                POSITION HELD WITH THE COMPANY
                ----                   ---                ------------------------------
Mark K. Joseph.......................  59    Chairman of the Board, Chief Executive Officer and
                                               Director
Michael L. Falcone...................  36    President and Chief Operating Officer
Thomas R. Hobbs......................  57    Senior Vice President and Secretary
Gary A. Mentesana....................  34    Senior Vice President and Chief Financial Officer
Earl W. Cole, III....................  44    Vice President
Jesse M. Chancellor..................  41    Vice President
Richard A. Monfred...................  37    Vice President
Angela A. Barone.....................  37    Controller
Charles Baum.........................  56    Director
Richard O. Berndt....................  55    Director
Robert S. Hillman....................  58    Director
William L. Jews......................  46    Director
Carl W. Stearn.......................  65    Director

     MARK K. JOSEPH is the Founder, Chairman of the Board, Chief Executive Officer and a director of the Company. He served as the President and a director of the managing general partner of the Partnership since 1986. He has been in the real estate business for over three decades. He is also the Founder and Chairman of the Shelter Group, a privately held real estate development and management company.

     MICHAEL L. FALCONE is the President and Chief Operating Officer of the Company (having previously served as its Executive Vice President). As Chairman of the Operations Committee, Mr. Falcone has managed the day-to-day operations of the Company since the Merger.

     THOMAS R. HOBBS is a Senior Vice President and Secretary of the Company. Mr. Hobbs serves as Chairman of the Credit Committee and directs the administrative, board relations and investor services operations of the Company.

     GARY A. MENTESANA is a Senior Vice President and Chief Financial Officer of the Company. Mr. Mentesana is responsible for the financial operations of the Company. He manages the capital market activities of the Company. Mr. Mentesana is a certified public accountant.

     EARL W. COLE, III is a Vice President of the Company. Mr. Cole directs the asset management and loan servicing operations of the Company. He served in a similar capacity for the managing general partner of the Partnership from 1989 to 1996.

     JESSE M. CHANCELLOR is a Vice President of the Company. Mr. Chancellor is responsible for originating tax-exempt multifamily bonds on a national basis.

     RICHARD A. MONFRED is a Vice President of the Company. Mr. Monfred is responsible for originating tax-exempt multifamily bonds on a national basis.

     ANGELA A. BARONE is the Controller of the Company. Ms. Barone has overall responsibility for financial and tax reporting, Security and Exchange Commission and stock exchange compliance and management of the Company's temporary investments. Ms. Barone is a certified public accountant.

     CHARLES BAUM has been a director of the Company since 1996. Mr. Baum is Chairman and Chief Executive Officer of the Morgan Group, Elkhart, Indiana, a position he has held since August of 1992. The Morgan Group provides transportation and other services to the manufactured housing and recreational vehicle industries.

     RICHARD O. BERNDT has been a director of the Company since 1996. Mr. Berndt is the Managing Partner of the law firm of Gallagher, Evelius & Jones located in Baltimore, Maryland. Mr. Berndt has extensive experience in corporate and real estate law.

     ROBERT S. HILLMAN has been a director of the Company since 1996. Mr. Hillman is a member of the law firm of Whiteford, Taylor and Preston, L.L.P., which has offices in Baltimore, Maryland and Washing-ton, D.C. Formerly the Executive Partner of the 135-attorney firm, Mr. Hillman has extensive experience in municipal finance, real estate, labor and employment law.

     WILLIAM L. JEWS has been a director of the Company since 1996. Mr. Jews is President and Chief Executive Officer of Blue Cross/Blue Shield of Maryland which employs approximately 3,200 people, insures 1.4 million people and has annual revenues of approximately $1.9 billion.

     CARL W. STEARN has been a director of the Company since 1996. Mr. Stearn formerly served as Chairman and Chief Executive Officer of Provident Bankshares Corporation, and Chief Executive Officer of Provident Bank of Maryland, a community bank with $3.7 billion in assets. Mr. Stearn retired from the Provident Bankshares Corporation and Provident Bank of Maryland on April 15, 1998.

     Upon completion of the Offering, management and employees of the Company will own approximately 10% of the outstanding Common Shares on a fully diluted basis, assuming exercise of all outstanding options to purchase Common Shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the federal income tax considerations which are material to a typical Shareholder who is a United States citizen or resident and is based upon the Code, judicial decisions, final, temporary and proposed Treasury regulations ("Regulations") and administrative rulings and pronouncements of the IRS. No attempt has been made to comment on all federal income tax matters affecting the Company or the Shareholders. The discussion does not purport to deal with federal income or other tax consequences applicable to an investment by certain categories of Shareholders, including, without limitation tax-exempt organizations, dealers in securities, banks, insurance companies, Subchapter S corporations, real estate investment trusts and persons who are not citizens or residents of the United States and is not to be construed as tax advice. In the opinion of Rogers & Wells LLP, the following discussion reflects the federal income tax considerations which are material to a typical Shareholder. No ruling on the federal, state or local tax considerations relevant to the issuance of the Common Shares, the debt characterization of the Mortgage Bonds, the tax-exempt character of interest on the Mortgage Bonds or other Investments the classification of the Company as a partnership, or any other issue relevant to the Offering has been, or will be, requested from the IRS or from any other tax authority. Moreover, no assurance can be given that the conclusions reached by Rogers & Wells LLP will be accepted by the IRS or, if challenged by the IRS, sustained in court. This summary is based on current legal authority and there is no assurance that legislative or administrative changes or court decisions may not occur which would significantly modify the statements and opinions expressed herein.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES TO THEM PRIOR TO PURCHASING THE COMMON SHARES.

GENERAL

     Partnership Status of the Company. Based upon and subject to the representations of the Company and discussion set forth below, the Company will be classified as a partnership for federal income tax purposes. Under Regulations that are effective as of January 1, 1997, in the case of a "business entity" that was in existence prior to January 1, 1997, the claimed classification of the entity will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification;
(ii) the entity and all members of the entity recognized the federal tax consequences of any change in the entity's classification within sixty months prior to January 1, 1997; (iii) neither the entity nor any member was notified in writing on or before May 8, 1996, that the classification of the entity was under examination (in which case the entity's classification will be determined in the examination). Based on the representations of the Company that the IRS did not examine the classification of the Company or its predecessor as a partnership on or before May 8, 1996 and based upon its review of the Company's Certificate of Formation and Operating Agreement (the "Operating Agreement") and the limited partnership agreement of the Company's predecessor, Rogers & Wells LLP has advised the Company that in its opinion the Company and its predecessor satisfy the foregoing requirements. However, taxation of the Company as a partnership further depends upon its satisfying the "qualifying income" exception for publicly traded partnerships described below.

     Publicly Traded Partnership Rules. The Company is a "publicly traded partnership" because its Common Shares are traded on the NYSE. A publicly traded partnership is generally taxable as a corporation unless 90 percent or more of its gross income is "qualifying income." Qualifying income includes interest, dividends, real property rents, gains from the sale or disposition of real property, gains from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. Rogers & Wells LLP has advised the Company that, although the issue is not free from doubt, tax-exempt interest constitutes qualifying income for this purpose. See "Risk Factors -- Tax Risks -- Publicity Traded Partnership Status." In addition, under Regulations proposed on December 19, 1997, income from notional principal contracts such as interest rate swaps, caps and floors should be included in qualifying income if the property, income or cash flow that measures the amounts to which the partnership is entitled under such contracts would give rise to qualifying income if held or received directly by the partnership. Company management has represented that in all relevant prior years of the Company's (and its predecessor's) existence that at least 90 percent of its gross income was qualifying income and has covenanted to conduct the Company's operations in a manner such that the Company will continue to satisfy the qualifying income exception.

     Interest, including tax-exempt interest, will not be treated as qualifying income for these purposes if such interest is derived in the conduct of a financial or insurance business. Company management has represented and covenanted that the Company acts as an investor with respect to its Investments, and has not and will not engage in the active conduct of a lending or banking or similar financial business. If for any reason more than 10 percent of the Company's gross income is attributable to non-qualifying income, including interest income derived from the conduct of a lending, banking or similar financial business, the Company would be taxable as a corporation rather than as a partnership for federal income tax purposes. See "Risk Factors -- Tax Risks -- Limitations on Business Activities." Based upon and subject to the foregoing representations and covenants and based upon its review of the Company's Investments and operational activities as reported by Company management, in the opinion of Rogers & Wells LLP, although the issue is not free from doubt, the Company (and its predecessor) has been and is properly treated as a partnership for federal income tax purposes.

     If the Company in any taxable year were taxable as a corporation for federal income tax purposes, income and deductions of the Company will be reported only on its tax return rather than being passed through to the Shareholders, the Preferred Shareholders and Preferred CD Shareholders and the Company would be required to pay income tax at corporate rates on any portion of its net income that did not constitute tax-exempt income. In this regard, a portion of the Company's tax-exempt income may be included in determining its alternative minimum tax liability. The imposition of any such tax would reduce the amount of cash available to be distributed to the Shareholders, the owners of the Preferred Shares and the owners of the Preferred CD Shares. In addition, distributions from the Company to the Shareholders, the owners of the Preferred Shares and the owners of the Preferred CD Shares would be ordinary dividend income taxable to such shareholders as portfolio income to the extent of the Company's earnings and profits, which would include its tax-exempt income as well as any other taxable income it might have. Payments of such dividends would not be deductible by the Company.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO THE COMPANY AND THE SHAREHOLDERS

     Taxation of the Company and the Shareholders. A partnership itself is not subject to any federal income tax. Assuming the Company is classified as a partnership for tax purposes, the Company itself will not be subject to federal income tax and each Shareholder will be required to report on his or her personal income tax return his or her distributive share of Company income, gain, loss, deduction and items of tax preference and will be subject to tax on his or her distributive share of the Company's taxable income, regardless of whether any portion of that income is, in fact, distributed to such Shareholder. Thus, Shareholders may be required to accrue income, without the current receipt of cash if the Company does not make cash distributions while generating taxable income from operations. Consequently, a Shareholder's tax liability with respect to his or her share of Company taxable income may exceed the cash actually distributed in a given taxable year.

     The Company must file a federal information tax return on Form 1065. The Company will provide information as to each Shareholder's distributive share of the Company's income, gain, loss, deduction and items of tax preference on a Schedule K-1 supplied to such Shareholder after the close of the Company's fiscal year. In preparing such information, the Company will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each Shareholder's allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Code, Regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Company and the Shareholders as a result of contesting such contentions, as well as an increase in tax liability to Shareholders as a result of adjustments to their allocable share of the Company's income, gain, loss and deduction. See "-- Tax Returns, Audits, Interest and Penalties."

     Tax-Exempt Income. The Company expects that a significant portion of its revenues will constitute tax-exempt income. There are risks that certain amounts of income that the Company will report as tax-exempt may not qualify for such treatment. See "Risk Factors -- Tax Risks."

     Allocation of Income and Loss. Article 4 of the Operating Agreement allocates the Company's Profits and Losses (as defined in the Operating Agreement) and corresponding items of taxable and tax-exempt income, gain, loss and deductions (including nondeductible expenses). The allocations generally allocate to holders of Common Shares all of the Company's items of income, gain, loss and deductions other than items of income gain, loss and deduction attributable to the SCATEF Assets (as defined in the Operating Agreement), which are used to fund most or all distributions in respect of the Preferred Shares and Preferred CD Shares. Additional items of income, gain, loss or deduction (including tax-exempt interest) are allocated to the holders of Preferred Shares and Preferred CD Shares to the extent the items attributable to the SCATEF Assets are insufficient to account for the distributions payable to such holders under Article 5 of the Operating Agreement.

     The Company's allocation provisions will be recognized for federal income tax purposes only if they are considered to have "substantial economic effect" and are not retroactive allocations. If any allocation of an item fails to satisfy the "substantial economic effect" requirement, the item will be allocated among the Shareholders based on their respective "interests in the Company," determined on the basis of all of the relevant facts and circumstances. Such a determination could result in the income, gains, losses, deductions, or credits allocated under the Operating Agreement being reallocated among the Shareholders. Such a reallocation, however, would not alter the distribution of cash flow under the Operating Agreement.

     The Operating Agreement permits shareholders' capital accounts to be increased or decreased to reflect the revaluations of property (at fair market value) on the Company's books in connection with a contribution or distribution of money or other property. Capital accounts will be restated to reflect the issuance of additional Common Shares.

     In addition, the Regulations and the Operating Agreement require that the Company allocate tax items so as to take into account variations between the purchase price of Common Shares pursuant to this Offering and the share of the Company's tax bases of its assets (less debt) allocable to the newly issued Common Shares. These rules are complex and their is no assurance the Company will be able to comply with them fully.

     When Common Shares are sold or exchanged, the Company is required to account for the variation between the basis of the transferees in the Common Shares and the transferee's share of the tax bases of the Company's assets (less the transferee's share of the Company's debt) allocable to his or her Common Shares. The IRS has not issued guidance as to how a Company with publicly traded shares can comply with these rules.

     There is no assurance the IRS will agree with the Company's methods of allocating income, gain, loss and deduction (including tax-exempt interest and nondeductible expenses) to the holders of Common Shares, Preferred Shares and Preferred CD Shares or the Company's determination and allocation of adjustments attributable to differences between the purchase price of Common Shares and their shares of the Company's tax basis in its assets. Because as a publicly traded partnership the Company may be unable to comply with the literal requirements of the Regulations and because certain of the Operating Agreement's allocations may not have "substantial economic effect", Rogers & Wells LLP is unable to express an opinion on these issues.

However, the Company does not expect that any reasonable adjustments which may be required by the IRS would substantially increase the share of the Company's taxable income allocable to Shareholders.

     Shareholder's Basis in Common Shares. A Shareholder's adjusted basis in Common Shares is relevant in determining the gain or loss on the sale or other disposition of Common Shares and the tax consequences of a distribution from the Company. See "-- Treatment of Cash Distributions to Shareholders from the Company." In addition, a Shareholder is entitled to deduct on his personal income tax return, subject to the limitations discussed below, his distributive share of the Company's net loss, if any, to the extent of such Shareholder's adjusted basis in his Common Shares.

     A Shareholder's initial basis in newly issued Common Shares will be his purchase price for the Common Shares, increased by his share of items of Company income (including tax-exempt interest) and gain, and reduced, but not below zero, by (a) his share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions received by such Shareholder from the Company.

     Treatment of Cash Distributions to the Shareholders from the Company. Cash distributions made to the Shareholders will generally be treated as a non-taxable return of capital and will not generally increase or decrease such Shareholders' share of taxable income or loss from the Company. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but reduces a Shareholder's adjusted basis in his Common Shares. Distributions of cash in excess of a Shareholder's adjusted basis in his Common Shares immediately prior thereto will result in the recognition of gain to the extent of such excess.

     Sale of the Common Shares. Gain or loss will be recognized by a Shareholder upon the sale of the Common Shares acquired in an amount equal to the difference between the amount realized on the sale and the tax basis of the Shareholder allocable to the Common Shares. Except to the extent attributable to unrealized receivables or inventory, which are not expected to be material, such gain or loss will be a capital gain or loss if the Common Shares are capital assets in the hands of the holder thereof and will be a long term capital gain or loss if the Shareholder's holding period in the Common Shares is more than one year. In general, an individual's long term capital gain is taxed at a maximum rate of 20 percent (ten percent for individuals in the 15 percent tax bracket).

     It is the position of the IRS that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold equals the partner's share of partnership liabilities transferred in the sale plus the partner's aggregate tax basis (excluding basis attributable to partnership liabilities) multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. This portion may produce unexpected results if applied to a Shareholder who purchased Common Shares at more than one price or who owns Preferred Shares and/or Preferred CD Shares in addition to Common Shares because the sale may result in significantly different gains or losses than in the case of a Shareholder who held only the Common Shares being sold.

     Limitations on Deductibility of Losses. It is not anticipated that the Company will generate any tax losses. A corporate Shareholder generally will be entitled to deduct its distributive share of any losses of the Company to the extent of the tax basis of its Common Shares at the end of the year in which such losses occur. However, Shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to limitations on deducting losses of the Company.

     Limitation on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest" expense is generally limited to the amount of such taxpayer's "net investment income." Investment interest expense includes
(i) interest on indebtedness incurred or continued to purchase or carry property held for investment and that is not part of a passive activity, (ii) a partnership's interest expense attributed to portfolio income under the passive loss rules and (iii) the portion of interest expense incurred or continued to purchase or carry an interest in a passive activity (such as a Shareholder's interest in the Company) to the extent attributed to portfolio income under the passive loss rules. Net investment income includes gross income from property held for investment, gain attributable to the disposition of property held for investment, and amounts treated as gross portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income.

     A Shareholder would treat as investment interest his allocable portion of the Company's total interest expense, if any, or of any margin account or other interest expense incurred to purchase or carry a Common Share, that is attributable to the Company's gross portfolio income less deductible expenses directly connected with such portfolio income. The Company does not expect to incur any significant amount of indebtedness as part of its investment strategy. The portion of a Shareholder's allocable share of interest expense of the Company, or of any margin account or other interest expense incurred to purchase or carry a Common Share, that is attributable to the Company's passive income is subject to the passive loss limitations described above.

     Deductibility of Interest Connected with Tax-Exempt Income. The Code disallows any deduction for interest paid by a taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax-exempt obligation. A purpose to carry tax-exempt obligations will be inferred whenever a taxpayer owns tax-exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS might take the position that a Shareholder's allocable portion of any interest paid by the Company on its borrowings and any interest paid by the Shareholder on indebtedness incurred to purchase an interest in the Company should be viewed in whole or in part as incurred to enable such Shareholder to continue carrying such tax-exempt obligations and, therefore, that the deduction of any such interest by such Shareholder should be disallowed in whole or in part. The Company does not expect to incur any significant amount of indebtedness to purchase or carry tax-exempt investments; however, a risk exists that the IRS may take the position that the P-Float Interests sold as part of the securitizations are debt. The Company has received opinions of counsel to the effect that the P-Float Interests are not debt for federal income tax purposes. However, if the IRS was successful in maintaining this position, interest paid to the holders of P-Float Interests may not be deductible.

     Alternative Minimum Tax. Unless grandfathered, interest on the Mortgage Bonds generally is an item of tax preference for purpose of the alternative minimum tax ("AMT"). To the extent interest on any of the Mortgage Bonds owned by the Company is such an item of tax preference, a portion of the interest income allocable to a holder of Common Shares interest also will be a tax preference item.

     Other Federal Income Tax Considerations. The Code contains certain provisions that could result in other tax consequences as a result of ownership of the Common Shares or the inclusion in certain computations including, without limitation, those related to the corporate alternative minimum tax and environmental tax, of interest that is excluded from gross income.

     Ownership of tax-exempt obligations may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of Common Shares should consult a tax adviser as to the applicability of any such collateral consequences.

     Company Expenses. The Company has incurred or will incur various expenses in connection with its ongoing administration and operation. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Company anticipates that a substantial portion of its ordinary expenses will be allocable to tax-exempt interest income. The Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax-exempt interest income. The Company allocates its expenses in proportion to the amount of tax-exempt income and taxable income that it receives. Shareholders who are individuals will not be permitted to deduct the portion of the Company's expenses related to tax-exempt income in calculating their federal income tax liability.

     To the extent the Company's expenses are not disallowed as described in the previous paragraph, payments for services related to the acquisition of an asset having a useful life in excess of one year, such as brokerage fees, generally must be capitalized into the cost basis of the acquired property. The IRS may not agree with the Company's determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non-deductible syndication fees or otherwise, the Company's taxable income would be increased or its losses would be reduced.

     An individual's miscellaneous itemized deductions, including his investment expenses, are deductible only to the extent they exceed 2% of his adjusted gross income. Under the Taxpayer Relief Act of 1997, if the Company elects to be treated as an "electing large partnership" under the Code, the limitation on miscellaneous itemized deductions will apply at the Company level. Instead of the 2% floor, 70% of the Company's total miscellaneous itemized deductions are disallowed.

     Offering Expenses. Expenses of issuing and marketing Common Shares in the Company ("syndication expenses") are not allowable deductions to the Company or any Shareholder. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Fees payable to dealer managers and soliciting dealers, registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the Common Shares with the Commission are syndication expenses and, therefore, do not qualify for amortization.

     Section 754 Election. The Company has elected under Section 754 of the Code to adjust the basis of partnership property on the transfer of Preferred Shares, Preferred CD Shares and Common Shares by the difference between the transferee's basis for his shares and the transferee's allocable share of the basis of all property of the Company. The increase or decrease affects the basis of the Company's property only with respect to the transferee holder of shares. The procedure for allocating the basis adjustment is complex and there is no assurance that the IRS would not challenge the allocations of the step-up among the Company's assets.

     Backup Withholding. Distributions to Shareholders whose Common Shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the Shareholder (i) failed to furnish his Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the "broker") or (ii) furnished an incorrect Social Security number or taxpayer identification number. If "backup withholding" were applicable to a Shareholder, the Company would be required to withhold 31% of each distribution to such Shareholder and to pay such amount to the IRS on behalf of such Shareholder.

     Issuance of Additional Common Shares. The Company is likely to issue new Common Shares to additional investors to finance the acquisition of additional investments. On any issuance of additional Common Shares, the capital accounts of the existing Shareholders will be adjusted to reflect a revaluation of the Company's property (based on their then fair market value, net of liabilities, to which they are then subject).

     Tax Returns, Audits, Interest and Penalties. The Company will supply Schedules K-1 to Form 1065 to each Shareholder of record as of the last day of each month after the end of each calendar year. The Company is not obligated to provide tax information to persons who are not such Shareholders of record.

     Any Shareholder who sells or exchanges a Common Share will be required to notify the Company of such transaction in writing within 30 days of the transaction (or, if earlier, by January 25 of the calendar year after the year in which the transaction occurs). The notification is required to include (i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, of the transferee; and
(iii) the date of the sale or exchange. A Shareholder will not be required to notify the Company of a sale or exchange of a Common Share if an information return is required to be filed by a broker with respect to such sale or exchange. Any transferor who fails to notify the Company of a sale or exchange may be subject to a $50 penalty for each such failure. The Company will treat any transferor Shareholder who provides all of the information requested of the transferor on the depositary receipt as having satisfied this notification requirement.

     In addition, the Company must file a return notifying the IRS of any sale or exchange of a Common Share of which the Company has notice and report the name and address of the transferee and the transferor who were parties to such transaction, along with all other information required by applicable Regulations, including the fair market value of the selling Shareholder's allocable share of unrealized receivables (including depreciation recapture, if any). If the Company does not know the identity of the beneficial owner of the Common Share, the record holder of such Common Share may be treated as the transferor or transferee, as the case may be. If the Company fails to file such a return, it may be subject to a penalty of $50 for each such failure up to an annual maximum of $250,000 (with no limit in the case of intentional disregard of the filing requirement). The Company is also required to provide this information to the transferor and the transferee. If the Company fails to furnish any such information, it may be subject to a penalty of $50 per failure up to an annual maximum of $250,000. However, the Company would not be required to file a return upon the sale or exchange of a Common Share with respect to which an information return is required to be filed by a broker.

     To the extent the Company's tax returns are examined by the IRS, the tax treatment of the Company's income, gain, loss or deductions or credits will be determined at the Company level in a unified proceeding, rather than separate proceedings for each holder of Common Shares, Preferred Shares, or Preferred CD Shares. The Company may elect to be treated as an "electing large partnership" under the Code. If the Company makes such election, only the Company (and not the Shareholders) will receive notice of IRS adjustments to the Company's return. Only the Company has the right to appeal the adjustments. Under the electing large partnership provisions, the Company may elect to either (i) combine the adjustments with similar items for the current tax year and pass through the adjustment to the Shareholders for such year, or (ii) pay a tax on any adjustment at the highest individual or corporate rate, plus interest and penalties. In general terms, if the Company does not elect to be treated as an electing large partnership, the Company will still be subject to a unified partnership proceeding, but Shareholders owing at least a one percent profits interest in the Company whose name and address is furnished to the IRS would receive notice of the commencement of an audit of the Company as well as notice of the final partnership administrative adjustment. Also, if the Company does not elect "electing large partnership" status, the tax matters partner, which is also the Special Shareholder under the Operating Agreement, would not be able to settle on behalf of, and bind, Shareholders with less that a one percent profits interest under certain circumstances.

     State, Local and Foreign Income Taxes. In addition to the federal income tax consequences described above, Shareholders should consider potential state, local and foreign tax consequences of an investment in the Company and are urged to consult their individual tax advisors in this regard. The rules of some states and localities for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax-exempt for federal purposes may be taxable by some states and localities.

     Under the tax laws of certain states, the Company may be subject to state income or franchise tax or other taxes that may be applicable to the Company. Such taxes will decrease the amount of income available to Shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of the Company, and its effect on Shareholders, under the tax laws of the states applicable to the Company and the Shareholders.

     Both the substantive features and the filing requirements of state income taxation of Shareholders will vary according to several factors which include the following: (i) the status of the Shareholder; (ii) whether the state imposes personal or corporate income taxation or instead imposes a form of franchise, unincorporated business or occupational taxation; (iii) whether the state will allow credits or exemptions for income taxes to which a Shareholder is subject in his state or other jurisdiction of residence; (iv) the level of personal exemptions or credits allowed by the state and whether those exemptions or credits are required to be prorated in the ratio of income sourced in the taxing state to total income; and (v) whether the applicable tax rate structure is applied on the basis of income sourced in the taxing jurisdiction or on the basis of total income of a nonresident taxpayer. The Company may be required to withhold state taxes from distributions to Shareholders in some instances.

     THE SUMMARY TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCE OF ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Legg Mason Wood Walker, Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following number of Common Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Legg Mason Wood Walker, Incorporated........................       529,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       528,000
Wheat First Securities, Inc. ...............................       528,000
Bear, Stearns & Co. Inc. ...................................        50,000
BT Alex. Brown Incorporated.................................        50,000
A.G. Edwards & Sons, Inc. ..................................        50,000
Morgan Stanley & Co. Incorporated...........................        50,000
Smith Barney Inc. ..........................................        50,000
Advest Inc. ................................................        35,000
J.C. Bradford & Co. ........................................        35,000
Branch, Cabell & Co., Inc. .................................        35,000
Crowell, Weedon & Co. ......................................        35,000
Everen Securities, Inc. ....................................        35,000
Ferris, Baker Watts, Incorporated ..........................        35,000
Folger Nolan Fleming Douglas Inc. ..........................        35,000
Gabelli & Company, Inc. ....................................        35,000
J.J.B. Hilliard W.L. Lyons Inc. ............................        35,000
Janney Montgomery Scott Inc. ...............................        35,000
Edward D. Jones & Co., L.P. ................................        35,000
McDonald & Company Securities, Inc. ........................        35,000
Parker/Hunter Incorporated..................................        35,000
Raymond James & Associates, Inc. ...........................        35,000
The Robinson-Humphrey Company, LLC..........................        35,000
Scott & Stringfellow, Inc. .................................        35,000
Stifel, Nicolaus & Company, Incorporated....................        35,000
Sutro & Co. Incorporated....................................        35,000
Tucker Anthony Incorporated.................................        35,000
                                                                 ---------
     Total..................................................     2,500,000
                                                                 =========

     The Underwriting Agreement provides that the obligations to purchase the Common Shares are subject to the satisfaction of certain conditions precedent and that if any of the foregoing Common Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Common Shares must be so purchased.

     The Company has been advised by the Underwriters that they propose to offer the Common Shares directly to the public initially at the initial offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such public offering price less a concession not in excess of $.65 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per Common Share to certain other underwriters or to certain other brokers or dealers. After the public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 375,000 Common Shares to cover over-allotments, if any, at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise this option at any time up to 30 days after the date of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of Common Shares that the number of Common Shares to be purchased by it shown on the foregoing table bears to 2,500,000, and the Company will be obligated, pursuant to that option to sell such Common Shares to the Underwriters. If purchased, the Underwriters will sell such additional Common Shares on the same terms as those on which the 2,500,000 Common Shares are being offered.

     The Company and certain of the Company's directors, officers and affiliated parties have agreed that they will not, without the prior written consent of Legg Mason Wood Walker, Incorporated offer for sale, contract to sell, sell or otherwise issue or dispose of, directly or indirectly, any Common Shares other than Common Shares issued by the Company pursuant to the Company's Non-Employee Directors' Plans and Share Incentive Plans, or sell or grant options, rights or warrants with respect to any Common Shares (other than the grant of options pursuant to the Company's Option Plan), for a period of 90 days following the consummation of the Offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates have from time to time performed, and may continue to perform in the future, various investment banking, financial advisory and other commercial services for the Company, for which they received, and will in the future receive, customary compensation. An affiliate of Merrill Lynch owns 1,250 Term Growth Shares of the Company and 128,367 Common Shares and thus received approximately 2.3% of the net cash flow of the Company for the three months ended March 31, 1998. The Company has also entered into various RITES(R) and interest swap transactions with Merrill Lynch, on terms generally available in the marketplace. See "Risk Factors -- Interest Rate Risks; Hedging Risks," "-- Certain Conflicts" and "The Investments -- Bond Related Investments."

     Until the distribution of the Common Shares is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Common Shares. As an exception to these rules, in connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission pursuant to which such persons may bid for or purchase Common Shares for the purpose of pegging, fixing or maintaining the market price of the Common Shares.

     The Underwriters may also create a short position for the account of the Underwriters by selling more Common Shares in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Shares in the open market following completion of the Offering to cover all or a portion of such position. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     In addition, the Representatives, on behalf of the Underwriters, also may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters makes any representations that the Underwriters will engage in such transaction, or that such transactions once commenced, will not be discontinued without notice.

     The Common Shares are listed on the NYSE under the symbol "MMA."

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells LLP, New York, New York, and for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. Rogers & Wells LLP will rely as to certain matters of Maryland law on the opinion of Piper & Marbury L.L.P.

PROSPECTUS

                                  $349,304,375

                     MUNICIPAL MORTGAGE AND EQUITY, L.L.C.

                  COMMON SHARES, PREFERRED SHARES AND WARRANTS
                            ------------------------
     Municipal Mortgage and Equity, L.L.C. (the "Company") may from time to time offer, together or separately, in one or more series: (i) growth shares of limited liability company interest ("Common Shares"); (ii) preferred shares of limited liability company interest ("Preferred Shares"); and (iii) warrants or other rights to purchase Common Shares, Preferred Shares, or any combination thereof, as may be designated by the Company at the time of the offering ("Warrants"), with an aggregate public offering price of up to $349,304,375, in amounts, at prices and on terms to be determined at the time of offering. The Common Shares, Preferred Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series and in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, in the case of Common Shares, the number of shares and the terms of the offering and sale; (ii) in the case of Preferred Shares, the number of shares, the specific title, the aggregate amount, any distribution (including the method of calculating payment of distributions), seniority, liquidation, redemption, voting and other rights, any terms for any conversion or exchange into other Securities, the initial public offering price and any other terms; and (iii) in the case of Warrants, the designation and number, the exercise price and any other terms in connection with the offering, sale and exercise of the Warrants. The Common Shares are listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "MMA."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a national securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

     The Securities may be offered directly to one or more purchasers, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in an accompanying Prospectus Supplement. No Securities may be sold by the Company without delivery of a Prospectus Supplement describing the method and terms of the offering of such series of Securities. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is June 30, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this Prospectus is a part) on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities in respect of which this Prospectus is being delivered. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission, and in the exhibits thereto. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices listed below.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company files its reports, proxy statements and other information with the Commission electronically. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Shares are listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act with the Commission and are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Company's Form 10-K/A filed on May 29, 1998.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by the Company's Form 10-Q/A filed on May 29, 1998.

     3. The Company's Current Report on Form 8-K filed January 23, 1998.

     4. The Company's Current Report on Form 8-K filed January 29, 1998.

     5. The Company's Prospectus/Consent Solicitation Statement included in its Registration Statement on Form S-4 (File No. 33-99088), as declared effective by the Commission on May 29, 1996, as it relates to the description of the Company's Common Shares contained under the caption "Description of Shares" and incorporated by reference into Item 1 of Form 8-A filed with the Commission on July 25, 1996, pursuant to 12(b) of the Exchange Act, including all amendments and reports updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing hereof and prior to the date on which the Company ceases offering and selling Securities pursuant to this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents. Requests for documents should be directed to Municipal Mortgage and Equity, L.L.C., 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, Attention: Derek Cole, (410) 962-8044.

                                  THE COMPANY

     The Company is a self-advised and self-managed Delaware limited liability company which, together with its predecessor, has since 1986 been in the business of originating, investing in and servicing tax-exempt instruments backed by multifamily housing developments. The Company's investments principally represent interests in mortgage bonds which have been issued by state and local governments or their agencies or authorities to finance multifamily housing developments and other bond related investments (the "Mortgage Bonds"). The Company owns a portfolio of investments (the "Investments") secured directly or indirectly by properties (the "Properties") located in a variety of states. Certain of the Investments are participating Mortgage Bonds where the amount of the interest payments made to the Company is based, in part, on property performance, providing the Company the opportunity to realize greater returns if and to the extent property performance improves.

     As a limited liability company, the Company combines the limited liability, governance and management characteristics of a corporation with outside directors together with the pass-through income features of a partnership. As a result, the tax-exempt income derived from the investments may be passed through to shareholders. Approximately 85% of the Company's interest income in 1997 was tax-exempt.

     The principal executive offices of the Company are located at 218 North Charles Street, Suite 500, Baltimore, Maryland 21201, and its telephone number at that location is (410) 962-8044.

                                  RISK FACTORS

RISKS OF INVESTING IN MORTGAGE BONDS SECURED BY MULTIFAMILY APARTMENT PROPERTIES

     One of the major risks of investing in Mortgage Bonds secured by multifamily residential properties is the possibility that the property securing a Mortgage Bond (a "Mortgaged Property") will not generate income sufficient to meet its operating expenses, including debt service on the related Mortgage Bonds, or that the net proceeds of a sale of such Mortgaged Property will not be sufficient to repay the related Mortgage Bonds. In that event, delays in payments on the Mortgage Bonds and/or losses of principal on the Mortgage Bonds may occur. The factors affecting the operations of each Mortgaged Property and its potential for appreciation in value include general and local economic or market conditions, changes in neighborhood characteristics, changes in real estate taxes, insurance premiums, cost of utilities, changes in the amount of operating, administrative and maintenance costs relating to the Mortgaged Property, rental values, rent strikes, collection difficulties, governmental rules and fiscal policies, vandalism, uninsured losses and competition from existing and future housing complexes in the vicinity of the Mortgaged Properties. A significant portion of the Mortgaged Properties have failed in the past to meet required debt service under the Mortgage Bonds, and a number of the Mortgage Bonds have been refunded on terms which defer, and in certain circumstances reduce, the amounts payable thereunder. There can be no assurance that such defaults and refundings will not occur in the future.

INVESTMENTS IN JUNIOR MORTGAGES

     When the Company invests in mortgages (or related bonds) which are junior to senior mortgages on a particular property, the Company is subject to the risks of such investment, which include the risks that borrowers may not be able to make debt service payments on both the senior and the junior mortgages, that the value of the mortgaged property may be less than the amounts owed under both mortgages and that debt service collected on the junior mortgages may be lower than the Company's cost of funds. If any of the above occurred, the Company's ability to make expected distributions to the Company's shareholders could be adversely affected.

     The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values or performance, particularly declines in the value or performance of multifamily properties. Any material decline in property values increases the loan-to-value ratios of Mortgage Bonds previously issued, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. With respect to a significant portion of the Investments, a decline in performance of the related underlying multifamily properties will directly affect the Company's interest income. Significant declines in the late 1980s and early 1990s in the value of the underlying Properties and in cash flow on the Properties led to defaults on most of the bonds held by the Company's predecessor and to restructuring, refinancing or extension of many of such investments. There can be no assurance that similar problems may not occur in the future. See "-- Risks of Investing in Mortgage Bonds Secured by Multifamily Apartment Properties."

     Each Mortgage Bond owned by the Company is secured by an assignment to the Company of the related mortgage loan, which in turn is secured by a mortgage on the underlying property and assignment of rents. Although such Mortgage Bonds are issued by state or local governments or their agencies or authorities, the Mortgage Bonds are not general obligations of any state or local government, no government is liable under the Mortgage Bonds, nor is the taxing power of any government pledged to the payment of principal or interest under the Mortgage Bonds. In addition, the underlying mortgage loans are nonrecourse, which means that the owners of the underlying Properties, which are also the borrowers under the mortgage loans, are not liable for the payment of principal and interest under the loans except to the extent of cash flow from, and value of, the Properties. Accordingly, the sole source of funds for payment of principal and interest under the Mortgage Bonds is the revenue derived from operation of the Properties and amounts derived from the sale, refinancing or other disposition of such Properties.

RISKS OF SECURITIZATIONS

     The Company seeks to enhance its overall return on its Investments and to purchase additional investments through the securitization of part of its portfolio of Mortgage Bonds. In a typical securitization, Mortgage Bonds are sold and deposited into a trust. Short term floating rate interests in the trust, which have first priority on the cash flow from the Mortgage Bonds, are sold to third party investors and these interests are paid before the Company's residual interest described herein. The Company retains the residual cash flow from the trust and receives the proceeds from the sale of the floating rate interests less certain transaction costs. The Company will recognize taxable capital gains (or losses) upon the deposit of Mortgage Bonds in a trust. In the event the trust cannot meet its obligations, all or a portion of the deposited Mortgage Bonds may be distributed to the floating rate interest holders or sold to satisfy such obligations. Therefore, cash flow from these Mortgage Bonds may not be available to pay any amounts on the residual interest held by the Company and in the event of the liquidation of the Mortgage Bonds, no payment will be made to the Company except to the extent that the market value of the Mortgage Bonds exceeds the amounts due on the other obligations of the trust. Additional Mortgage Bonds may be pledged to secure repayment of the floating rate certificates. Upon any default in repayment of such certificates, the pledged Mortgage Bonds may be subject to foreclosure and sale and the Company may lose the cash flow therefrom, and/or its ownership interest therein. The Company may have a limited ability to remedy defaults inside the trust and prevent the loss of its investment in the residual interest. As a result of these securitizations, the Company generally owns higher yielding but riskier portions of bond related investments such as Residual Interest Tax Exempt Securities receipts ("RITES(R)"). Furthermore, the RITES(R) may be subject to call in certain circumstances which are beyond the control of the Company. Where the Mortgage Bonds bear fixed rates of interest, securitization may also create interest rate risks, as described below. See "-- Interest Rate Risks; Hedging Risks" below.

     The Company relies, in part, on securitizations to fund acquisitions of its investments. Accordingly, the ability of the Company to achieve its investment objectives depends on its ability to successfully securitize its Mortgage Bonds and manage its interest rate exposure. Certain of the Company's Mortgage Bonds may have credit or other characteristics which make them unsuitable for securitization at this time. Any failure to consummate securitization and interest rate swap transactions could reduce the Company's net interest income and have a material adverse effect on the Company's operations.

INTEREST RATE RISKS; HEDGING RISKS

     An increase in market interest rates may lead prospective purchasers of the Company's existing assets or holders of the Company's debt or equity securities to demand a higher annual yield than they would have otherwise and could increase the cost to the Company of borrowing funds for investment in additional assets, any of which could adversely affect the amount of funds available for distribution to the holders of Securities. Any increase in market interest rates also may reduce the market value of the Company's assets and the market value of the Securities.

     The results of the Company's operations depend on, among other things, the level of net interest income derived from the difference between the return on the securitized Mortgage Bonds and the short term floating rate payments owed to the floating rate certificate holders. While the interest rate on the securitized Mortgage Bonds is fixed, the third party holders of the floating rate certificates in the securitization are paid interest at a floating rate that is reset periodically. The Company, as holder of the residual trust interest, receives the balance of interest on the Mortgage Bonds not used to pay the third party trust certificates. Rising short term interest rates would therefore reduce the net interest income available to the Company, and possibly result in a loss.

     To reduce the Company's exposure to rising interest rates, the Company enters into interest rate swaps, which are contracts exchanging an obligation to pay a floating rate approximating the rate on the floating rate trust certificates for an obligation to pay a fixed rate. Net swap payments received by the Company, if any, will be taxable income, even though the investment being hedged pays tax-exempt interest. The interest rate swaps are for limited time periods which generally match the anticipated prepayment date of the underlying Mortgage Bond. However, there is no certainty that prepayment will occur at the end of the swap period, and the swap period is typically shorter than the term of the underlying bond. There can be no assurance that the Company will be able to acquire interest rate swaps at favorable prices, or at all, when the existing arrangements expire, in which case the Company would be fully exposed to the interest rate risks described above.

     To the extent that, from time to time, the Company repurchases the short term floating rate interests issued in connection with a securitization transaction, the Company may elect to keep in place any related swap to the extent that such swap is expected to be used in the future as a hedge with respect to another transaction. To the extent that a swap is not terminated at such time as the Company repurchases short term floating rate interests, the Company may be exposed to interest rate risks under such swap, particularly in a declining interest rate environment.

     Developing an effective interest rate risk management strategy is complex and no management strategy can completely insulate the Company from all potential risks associated with interest rate changes. In addition, hedging involves transaction costs. In the event the Company hedges against interest rate risks, the Company may substantially reduce its net income or adversely affect its financial condition. Furthermore, there can be no assurance that the Company's interest rate hedging activities will be effective.

     In the event that the Company purchases interest rate swaps or other instruments, the Company must rely for payment under these agreements on the creditworthiness of the counterparties which to date has been Merrill Lynch Capital Services, Inc. ("MLCS"). In addition, certain of the owners of the Properties have entered into interest rate swaps with Credit Suisse Financial Products under which the Property owner pays the counterparty a variable rate up to the cap in exchange for the counterparty's obligation to pay a fixed rate. To the extent that short term interest rates increase, the cash flow on such Property which may be distributed to the holder of the participating Mortgage Bond may decrease. There can be no assurance any third party will honor its payment obligations under the agreements. If the provider of such swap or other instrument becomes financially unsound or insolvent, the Company may be forced to unwind such swap or other instrument with such provider and may take a loss thereon. Further, the Company could suffer the adverse consequences against which the hedging transaction was intended to protect. No assurance can be given that the Company can avoid risks of third party insolvency.

     The Company may also engage in limited amounts of buying and selling of other mortgage hedging securities or other hedging products, including, but not limited to, buying and selling financial futures contracts and options on financial futures contracts and trading forward contracts in order to hedge commitments. These types of hedging devices and mortgage instruments are complex and can produce volatile results. Accordingly, there can be no assurance that the Company's hedging strategy will have the desired beneficial impact on the Company's cash flow and on the resulting distribution yield of the Securities.

CONFLICTS OF INTEREST

     Affiliates of certain directors and officers of the Company are responsible for a full range of property management functions for certain Mortgaged Properties for which they receive property management fees pursuant to management contracts. The Company's management believes that these contracts provide for fees which are at or below market rates for property management fees. These management contracts will continue to be renewed only if (i) such affiliates are providing such property management services at a price competitive with the prices which would be charged for such goods and services by independent parties for comparable goods and services in the same geographic location, and (ii) in the case of any management contract with any affiliate of any member of the Company's Board of Directors, such management contract is approved by the independent directors of the Company. Nonetheless, conflicts may exist in determining whether to renew or terminate these management contracts, and in setting the fees payable under such contracts, since any change in such fees could affect the amounts payable under the related Mortgage Bonds.

     Certain entities which control certain Mortgaged Properties are controlled by Mark K. Joseph, the Chairman of the Board and Chief Executive Officer of the Company. As a result, such entities could have interests which do not fully coincide with, or even are adverse to, the interests of the Company. Such entities could choose to act in accordance with their own interests, which could adversely affect the Company. Among the actions such entities could desire to take might be selling a Mortgaged Property, and thereby causing a redemption event, at a time and under circumstances which would not be advantageous to the Company.

     Management and certain affiliates own Term Common Shares, which participate in the cash flow of the Company. The Term Common Shares, which will be redeemed when the preferred equity of the Company issued in 1996 is fully redeemed, are expected to have little or no residual value, but while outstanding receive an aggregate of 2% of the net cash flow of the Company. While these shares remain outstanding, the holders may have conflicts of interest in determining whether redemption of the preferred equity issued in 1996 and Term Common Shares is in the best interest of the Company, in particular due to the limited residual value of the Term Common Shares. Holders of Term Common Shares also receive a greater return as cash flow increases in total, regardless of whether per share cash flow increases or there is a distribution to shareholders. See "Description of Preferred Shares."

DEPENDENCE ON KEY EMPLOYEES

     The Company is wholly dependent for the selection, structuring and monitoring of its Mortgage Bonds and other Investments on the diligence and skill of its executive officers, many of whom would be difficult to replace.

REGISTRATION UNDER THE INVESTMENT COMPANY ACT

     The Company at all times intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation of the staff of the Securities and Exchange Commission, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in Qualifying Interests and the balance in real estate-type interests. For example, unless certain mortgage securities represent all of the certificates issued with respect to an underlying pool of mortgages, such mortgage securities may be treated as securities separate from the underlying mortgage loans and, thus, may not be considered Qualifying Interests for purposes of the 55% requirement. Similar interpretations mandate that the Company own "whole" bonds in order for its Mortgage Bonds to be Qualifying Interests. Based on advice of counsel, the Company believes it meets the 55% test. However, the Company's RITES(R) interests and certain of its Mortgage Bonds are not Qualifying Interests. The requirement that the Company maintain 55% of its assets in Qualifying Interests may inhibit the Company's ability to acquire certain kinds of assets or to securitize additional interests in the future. If the Company fails to qualify for exemption from registration as an investment company, its ability to maintain its financing strategies would be substantially reduced, and it would be unable to conduct its business as described herein. Such a failure to qualify could have a material adverse effect on the Company.

LIMITED OPERATING HISTORY DOES NOT PREDICT FUTURE PERFORMANCE

     The Company embarked on its acquisition growth strategy in 1996 and, accordingly, has not yet developed an extensive financial history or experienced a wide variety of interest rate fluctuations or market conditions. Consequently, the Company's financial results to date may not be indicative of future results. Furthermore, there can be no assurance that the Company will receive returns on its investments sufficient to compensate for interest rate and credit risks inherent in the Company's investment strategy.

FAILURE TO MANAGE EXPANSION MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

     The Company's expansion as a result of its investment of the net proceeds of an offering may cause a significant strain on the Company's financial, management and other resources. To manage the Company's growth effectively, the Company must continue to improve and expand its existing resources and management information systems. If the Company is unable to manage growth effectively, the Company's financial conditions and results of operations may be adversely affected.

INVESTMENTS IN MORTGAGE BONDS AND RITES(R) MAY BE ILLIQUID

     The Company's Investments lack a regular trading market and may be illiquid. In addition, during turbulent market conditions, the liquidity of all of the Company's Investments may be adversely impacted. There is no limit to the percentage of the Company's assets that may be invested in illiquid Mortgage Bonds and RITES(R). In the event the Company required additional cash, the Company may be required to liquidate its Investments on unfavorable terms which could substantially reduce the value of the Securities.

ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances released on, above, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of such removal or remediation could be substantial and could negatively impact the availability of property cash flow for payments on the Investments. Phase I environmental site assessments (which involve inspection without soil sampling or groundwater analysis) have been conducted by independent environmental consultants ("Phase I Assessments") with respect to most, but not all, of the Properties. The assessments that have been completed have not revealed any environmental conditions as of the time such studies were completed which the Company believes would have a material adverse effect on its business, assets or results of operations. No assurance can be given that these Phase I Assessments or the Company's inspections have revealed all environmental liabilities and problems relating to the Properties or that nothing has occurred since the completion of such Phase I Assessments. Management is not aware of any material environmental problems with respect to the Properties. No assurance can be given that the Properties on which no environmental assessment was conducted do not contain regulated toxic or hazardous substances.

BOARD OF DIRECTORS' ABILITY UNILATERALLY TO EFFECT CHANGES IN INVESTMENT, FINANCING AND CERTAIN OTHER POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, debt, capitalization and distributions, will be determined by the Company's Board of Directors. Although the Board of Directors of the Company has no present intention to change the Company's business plan, the Board of Directors may amend or revise these and certain other policies from time to time without a vote of the Company's shareholders. Accordingly, the Company's shareholders will have no control over changes in the policies of the Company (except for certain policies directly affecting holders of the Company's preferred shares), and changes in the Company's policies may not fully serve the interests of all of the Company's shareholders.

PROVISIONS THAT MAY DISCOURAGE CHANGES OF CONTROL

     The Company's organizational documents contain provisions that may be deemed to have an anti-takeover effect, including the staggered terms of the Company's directors, business combination and fair price provisions and control share acquisition provisions. The Company has adopted a shareholder rights plan. Further, the employment agreements of certain of the officers provide them with substantial payments should their employment terminate as a result of a change of control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and management and in the policies formulated by the Board of Directors and to discourage an unsolicited takeover of the Company if the Board of Directors determines that such takeover is not in the best interests of the persons to which the Board of Directors feels it owes a fiduciary duty, including the Company's shareholders. These provisions may, however, have the effect of delaying, deferring or preventing a takeover attempt that a shareholder might consider to be in the shareholder's best interest, including offers that might result in a premium over market price for the Common Shares. These provisions may reduce interest in the Company as a potential acquisition target or reduce the likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors. In addition, in the event that certain business combination or share acquisition transactions occur, and the Company's special shareholder does not approve of such transaction, such special shareholder has the right to withdraw as a shareholder of the Company; and in the event of such withdrawal, (i) the Company would be obligated to pay the withdrawing special shareholder $1,000,000, and (ii) a new special shareholder might have to be found in order to ensure that the Company is not deemed to be taxable as a corporation, any of which may have an adverse effect on the Company or the Common Shares.

ISSUANCE OF ADDITIONAL SECURITIES

     The Company may issue additional securities, including additional preferred interests in the Company, in the public or private market to obtain funds for the acquisition of additional assets or may exchange such securities for additional assets. The ability of the Company to sell or exchange such securities will depend on conditions then prevailing in the relevant capital markets and the Company's results of operations, financial condition and business prospects. The issuance of such additional securities will not be subject to the approval of the holders of Securities, could affect the timing and amount of distributions to the holders of Securities, and may affect the trading price of the Securities. The holders of Securities will not have any preemptive rights in connection with the issuance of any additional securities of the Company.

FORWARD-LOOKING STATEMENTS

     This Prospectus, the accompanying Prospectus Supplement and the other reports incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from results or plans expressed or implied by such forward-looking statements. Such factors include, among other things, adverse changes in the real estate markets, risk of default under the Mortgage Bonds, financial condition and bankruptcy of tenants, interest rate fluctuations, tax treatment of the Company and its Investments, environmental/safety requirements, adequacy of insurance coverage, and general and local economic and business conditions. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information, including the information presented herein and under "The Company," should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

      RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

     The following are ratios of consolidated earnings to combined fixed charges and preferred dividends for the Company for each of the years ended December 31, 1997, 1996, 1995, 1994 and 1993 and for the three months ended March 31, 1998 and 1997.

                                                                                             THREE
                                                                                            MONTHS
                                                                                             ENDED
                                                  FISCAL YEAR ENDED DECEMBER 31,           MARCH 31,
                                                -----------------------------------       -----------
                                                1997   1996   1995    1994    1993        1998   1997
                                                ----   ----   -----   -----   -----       ----   ----
RATIO: .......................................  8.9    10.7   507.7   592.1   323.8       9.4    7.6

     For purposes of computing this ratio, earnings represent earnings from continuing operations. Combined fixed charges include management's estimate of the interest portion of operating lease rentals based on one third of such rentals. For the periods in which Preferred Shares were outstanding, preferred dividend requirements represent the share of net income that is allocable to Preferred Shares, Preferred CD Shares and Term Growth Shares.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net cash proceeds from the sale of Securities in respect of which this Prospectus is being delivered for general corporate purposes, including new investments and working capital. Pending such uses, the Company may invest such net proceeds in short term liquid investments. Any specific allocation of the net proceeds of an offering of Securities to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON SHARES

     The following brief description of the Common Shares does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Amended and Restated Certificate of Formation and Operating Agreement (the "Operating Agreement") and By-laws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Operating Agreement does not limit the number of Common Shares which the Company's Board of Directors may cause the Company to issue. The Company had 14,359,407 Common Shares outstanding at March 31, 1998. The Company will pay distributions to holders of the Common Shares on a pro rata basis when declared by its Board of Directors out of funds legally available therefor. Distributions to the holders of Common Shares are subject to preferences on distributions on the Company's then Outstanding Preferred Shares (as defined below), and any other preferred securities which may be issued by the Company in the future.

     Holders of Common Shares have no preemptive, conversion, sinking fund or cumulative voting rights. The shares of Common Shares are not redeemable, except pursuant to certain anti-takeover provisions adopted by the Company.

     The Operating Agreement and By-laws of the Company set forth the relationship of the shareholders to the Company and to one another and the manner in which the Company will conduct its operations, much like the articles and bylaws of a Delaware corporation or the partnership agreement of a Delaware general or limited partnership. While, as a limited liability company, the Company is not subject to the Delaware General Corporation Law (the "DGCL"), the Delaware Limited Liability Company Act permits a limited liability company agreement to provide, and the Operating Agreement and By-laws of the Company do provide, that the management of a limited liability company shall be conducted by a board of directors and officers designated by such board and that the holders of shares in such limited liability company (as is the case with the holders of the Common Shares) be afforded substantially all of the rights that are afforded holders of the common shares issued by a corporation organized under the DGCL. In all material respects, the fiduciary duties of the directors and officers of the Company and any duties of shareholders of the Company and their affiliates are the same as those applicable under the DGCL.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone number (908) 272-8511.

                        DESCRIPTION OF PREFERRED SHARES

     Under the Company's Operating Agreement, the Company's Board of Directors (without any further vote or action by the Company's shareholders) is authorized to provide for the issuance, in one or more series, of an unlimited amount of Preferred Shares. The Board of Directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series thereof by resolution authorizing the issuance of such series.

OUTSTANDING PREFERRED SHARES

     In connection with the merger of its predecessor with the Company in 1996, the Company issued the original preferred shares (the "Original Preferred Shares") and Preferred CD Shares (collectively, the "Outstanding Preferred Shares"). The Company is required to distribute to the holders of the Outstanding Preferred Shares cash flow attributable to such shares (defined in the Operating Agreement to be the cash flow derived from a specific pool of 22 Mortgage Bonds (the "Original Bonds")). In addition, the Company is required to distribute 2% of the Company's net cash flow to the holders of the 2,000 shares of Term Common Shares.

     As of March 31, 1998, there were 22,940 Original Preferred Shares and 11,860 Preferred CD Shares outstanding. The Company does not intend to issue any shares of the series of Outstanding Preferred Shares. The terms of the Outstanding Preferred Shares require that no other Preferred Shares be senior in rank or priority of payment to the Outstanding Preferred Shares with respect to the cash flow from the Original Bonds.

     The description below sets forth certain general terms and provisions of the Company's Preferred Shares to which a Prospectus Supplement may relate. The specific terms of any series of Preferred Shares in respect of which this Prospectus is being delivered (the "Offered Preferred Shares") will be described in the Prospectus Supplement relating to such Offered Preferred Shares. The following summary of certain provisions governing the Company's preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Operating Agreement and the resolutions of the Board of Directors relating to each particular series of Offered Preferred Shares in connection with such Offered Preferred Shares.

     If so indicated in the applicable Prospectus Supplement, the terms of any series of Offered Preferred Shares may differ from the terms set forth below, except those terms required by the Operating Agreement.

GENERAL

     The Offered Preferred Shares, when issued in accordance with the terms of the Operating Agreement and of the applicable resolutions of the Board of Directors and as described in the applicable Prospectus Supplement, will be fully paid and non-assessable.

     To the extent not fixed in the Operating Agreement, the relative rights, preferences, powers, qualifications, limitations or restrictions of the Offered Preferred Shares of any series will be fixed pursuant to resolutions of the Board of Directors relating to such series. The Prospectus Supplement relating to the Offered Preferred Shares of each such series shall specify the terms thereof, including:

          (1) The class, series title or designation and stated value (if any) for such Offered Preferred Shares;

          (2) The maximum number of shares of Offered Preferred Shares in such series, the liquidation preference per share and the offering price per share for such Offered Preferred Shares;

          (3) The distribution preferences and the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Offered Preferred Shares;

          (4) The date from which distributions on such Offered Preferred Shares will accumulate, if applicable, and whether distributions will be cumulative;

          (5) The provisions for a retirement or sinking fund, if any, with respect to such Offered Preferred Shares;

          (6) The provisions for redemption, if applicable, of such Offered Preferred Shares;

          (7) The voting rights, if any, of shares of such Offered Preferred Shares;

          (8) Any listing of such Offered Preferred Shares for trading on any securities exchange or any authorization of such Offered Preferred Shares for quotation in an interdealer quotation system of a registered national securities association;

          (9) The terms and conditions, if applicable, upon which such Offered Preferred Shares will be convertible into, or exchangeable for, any other equity securities of the Company, including the title of any such securities and the conversion or exchange price therefor;

          (10) A discussion of federal income tax considerations applicable to such Offered Preferred Shares; and

          (11) Any other specific terms, preferences, rights, limitations or restrictions of such Offered Preferred Shares.

     Subject to the terms of the Operating Agreement and to any limitations contained in the resolutions of the Board of Directors pertaining to any series of Outstanding Preferred Shares, the Company may issue additional series of Preferred Shares at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors shall determine, all without further action of the shareholders, including the holders of any series of Outstanding Preferred Shares of the Company.

DISTRIBUTIONS

     Holders of any series of Offered Preferred Shares will be entitled to receive cash distributions when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each distribution will be payable to holders of record as they appear on the share ledger of the Company on the record date fixed by the Board of Directors. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

LIQUIDATION RIGHTS

     The Company's Operating Agreement provides that, in the event of a liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company's capital shares until after payment or provision for payment of the debts or liabilities of the Company. The holders of the Outstanding Preferred Shares have priority on the proceeds derived from the liquidation of the Original Bonds and to the allocation of items of income and deduction up to the value of their respective capital accounts. The applicable Prospectus Supplement will specify the amount and type of distributions to which the holders of any series of Offered Preferred Shares would be entitled upon the occurrence of any such event.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Offered Preferred Shares will be redeemable in whole or in part at the option of the Company, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth therein. The Operating Agreement provides that the Company may not redeem shares of any series until all of the Outstanding Preferred Shares are redeemed.

VOTING RIGHTS

     Except as indicated in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of any series of Offered Preferred Shares will not be entitled to vote.

CONVERSION

     The terms and conditions, if any, on which shares of the Offered Preferred Shares are convertible into any other class of the Company's securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the designation of the security into which such shares are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Offered Preferred Shares. In the case of conversion of the Offered Preferred Shares into

Common Shares or into any other security of the Company for which there exists an established public trading market at the time of such conversion, such terms may include provisions under which the amount of such security to be received by the holders of the Offered Preferred Shares would be calculated according to the market price of such security as of a time stated in the Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Offered Preferred Shares will be named in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Common Shares, Preferred Shares or any combination thereof. Warrants may be issued independently, together with any other Securities offered by a Prospectus Supplement, and may be attached to or separate from such Securities. Warrants may be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, number and terms of the Common Shares, Preferred Shares or combination thereof, purchasable upon exercise of such Warrants; (v) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vi) the date, if any, on and after which such Warrants and the related underlying Securities will be separately transferable; (vii) the price at which each underlying Security purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of any applicable federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, directly to other purchasers, or through agents. The Prospectus Supplement with respect to any Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the price of the offered Securities and the net proceeds to the Company from such sale, any underwriting discounts or other items constituting underwriters' compensation, any discounts or concessions allowed or reallowed or paid to dealers and any national securities exchanges on which such Securities may be listed.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If a dealer is utilized in the sale of any Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Securities may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price, or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Securities, other than the Common Shares, will be a new issue with no established trading market. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on the NYSE subject to official notice of issuance. The Company may elect to list any series of the Securities on an exchange, but it is not obligated to do so. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Under agreements entered into with the Company, underwriters, dealers, and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect in respect of the validity or performance of such contracts.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of Securities offered hereby may not engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1997 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to management's estimates of fair value of mortgage revenue bonds and other bond related investments as described in Note 2 to the financial statements) of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Rogers & Wells LLP, New York, New York.

[Color pictures of the Locarno Apartments in Kansas City, Missouri, Southgate Crossings in Columbia, Maryland and the Meadows in Memphis, Tennessee.]

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------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
Prospectus Supplement Summary........   S-3
Summary Financial Data...............   S-8
Risk Factors.........................   S-9
Use of Proceeds......................  S-16
Price Range of Common Shares and
  Dividend History...................  S-16
Capitalization.......................  S-17
The Company..........................  S-18
The Investments......................  S-21
The Properties.......................  S-25
Management...........................  S-27
Federal Income Tax Considerations....  S-28
Underwriting.........................  S-35
Legal Matters........................  S-37

-------------------------------------------

                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     2
The Company..........................     3
Risk Factors.........................     4
Ratios of Earnings to Combined Fixed
  Charges and Preferred Dividends....     9
Use of Proceeds......................    10
Description of Common Shares.........    10
Description of Preferred Shares......    10
Description of Warrants..............    13
Plan of Distribution.................    13
Experts..............................    15
Legal Matters........................    15

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------------------------------------------------------
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                                2,500,000 SHARES

                                 [MUNIMAE LOGO]

                                 COMMON SHARES

                         ------------------------------
                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                                 JULY 22, 1998

                            LEGG MASON WOOD WALKER
                                 INCORPORATED

                              MERRILL LYNCH & CO.

                               WHEAT FIRST UNION
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